UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

1)	General information		12	20) Financial assets and liabilities held for trading	96
2)	Significant accounting practices		12	21) Financial assets available for sale	100
3)	Risk Management		38	22) Investments held to maturity	101
	3.1.	Credit risk	39	23) Assets pledged as collateral	101
	3.2.	Market risk	49	24) Loans and advances to banks	102
	3.3.	Liquidity risk	58	25) Loans and advances to customers	102
	3.4.	Fair value of financial assets and liabilities	65	26) Non-current assets held for sale	103
	3.5.	Capital management	70	27) Investments in associated companies	104
	3.6.	Insurance risk	74	28) Joint ventures	106
4)	Estimates and judgments		80	29) Property and equipment	107
5)	Operating segments		83	30) Intangible assets and goodwill	109
6)	Net interest income		87	31) Other assets	110
7)	Net fee and commission income		88	32) Deposits from banks	111
8)	Net gains/(losses) on financial instruments classified as held for trading		88	33) Deposits from customers	111
9)	Net gains/(losses) on financial instruments classified as available for sale		88	34) Funds from securities issued	111
10)	Net gains/(losses) of foreign currency transactions		88	35) Subordinated debt	113
11)	Income from insurance and pension plans		89	36) Insurance technical provisions and pension plans	115
12)	Impairment of loans and advances		89	37) Supplemental pension plans	122
13)	Personnel expenses		90	38) Other provisions	125
14) Other administrative expenses			90	39) Other liabilities	128
15)	Depreciation and amortization		90	40) Equity	129
16)	Other operating income/(expenses)		91	41) Transactions with related parties	131
17)	Income tax and social contribution		91	42) Off-balance sheet commitments	134
18)	Earnings per share		95	43) Recent Acquisitions	134
19)	Cash and balances with banks		95	44) Standards and interpretations of standards that are not yet effective	135
				45) Subsequent events	136

            2     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2012, the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2012, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated financial statements of Bradesco for the year ended December 31, 2010, were audited by another auditor who expressed an unmodified opinion on those statements on April 14, 2011.

Osasco, March 22, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco 3

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

Bradesco Financial Conglomerate Audit Committee´s Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2012, issued on January 25, 2013, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the evaluation of internal controls maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the Bradesco Organization's internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 21, 2013

CARLOS ALBERTO RODRIGUES GUILHERME

                                                                                                                                  (Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

            4     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2012	2011	2010
Interest and similar income		83,133,716	82,367,272	63,772,183
Interest and similar expenses		(39,640,751)	(46,755,986)	(31,000,892)
Net interest income	6	43,492,965	35,611,286	32,771,291
Fee and commission income		12,841,186	10,868,311	9,421,485
Fee and commission expenses		(36,391)	(33,978)	(26,947)
Net fee and commission income	7	12,804,795	10,834,333	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	8	2,110,113	(608,270)	2,212,733
Net gains/(losses) on financial instruments classified as available for sale	9	1,895,974	365,302	754,416
Net gains/(losses) of foreign currency transactions	10	(951,385)	2,625,813	(682,961)
Income from insurance and pension plans	11	1,413,016	3,076,175	2,577,730
Operating income		4,467,718	5,459,020	4,861,918
Impairment of loans and advances	12	(11,510,179)	(8,296,151)	(5,756,125)
Personnel expenses	13	(11,656,422)	(11,150,970)	(8,794,017)
Other administrative expenses	14	(11,900,383)	(11,477,134)	(9,761,445)
Depreciation and amortization	15	(2,538,260)	(2,120,335)	(1,966,433)
Other operating income/(expenses)	16	(8,528,664)	(4,858,702)	(6,002,663)
Operating expense		(46,133,908)	(37,903,292)	(32,280,683)
Income before income taxes and equity in the earnings of associates		14,631,570	14,001,347	14,747,064
Equity in the earnings of associates	27	870,662	682,122	577,053
Income before income taxes		15,502,232	14,683,469	15,324,117
Income tax and social contribution	17	(4,150,538)	(3,594,027)	(5,271,924)
Net income for the year		11,351,694	11,089,442	10,052,193

Attributable to shareholders:
Controlling shareholders		11,291,570	10,958,054	9,939,575
Non-controlling interest		60,124	131,388	112,618

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.83	2.74	2.52
– Earnings per preferred share	18	3.12	3.01	2.77

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 5

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Net income for the year	11,351,694	11,089,442	10,052,193

Unrealized gains/(losses) on financial assets available for sale	7,679,798	(763,425)	651,063
Exchange differences on translations of foreign operations	46,196	389	(11,708)
Tax effect	(3,080,317)	294,823	(255,742)
Total comprehensive income for the year	15,997,371	10,621,229	10,435,806

Attributable to shareholders:
Controlling shareholders	15,937,247	10,489,841	10,323,188
Non-controlling interest	60,124	131,388	112,618

The Notes are an integral part of the Consolidated Financial Statements.

            6     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	December 31
	Note	2012	2011
Assets
Cash and balances with banks	19	59,992,777	93,777,577
Financial assets held for trading	20a	111,839,567	96,597,077
Financial assets available for sale	21	81,560,848	45,248,398
Investments held to maturity	22	3,715,673	4,110,987
Assets pledged as collateral	23	106,133,299	97,122,080
Loans and advances to banks	24	92,821,233	72,663,890
Loans and advances to customers, net of impairment	25	269,652,428	245,874,949
Non-current assets held for sale	26	533,062	445,351
Investments in associated companies	27	2,754,998	2,390,466
Property and equipment, net of accumulated depreciation	29	4,532,355	4,267,218
Intangible assets and goodwill, net of accumulated amortization	30	7,755,665	7,216,697
Taxes to be offset	17g	5,346,693	4,572,927
Deferred income tax assets	17c	17,983,558	17,093,388
Other assets	31	36,564,543	30,705,887
Total assets		801,186,699	722,086,892

Liabilities
Deposits from banks	32	220,826,288	204,290,176
Deposits from customers	33	210,771,310	216,320,938
Financial liabilities held for trading	20b	4,049,982	747,210
Funds from securities issued	34	51,552,093	41,630,969
Subordinated debt	35	34,851,714	26,910,091
Insurance technical provisions and pension plans	36	118,768,720	99,112,321
Other provisions	38	21,047,193	17,926,450
Current income tax liabilities		3,354,128	2,758,978
Deferred income tax liabilities	17c	3,091,667	2,246,508
Other liabilities	39	61,527,214	50,761,157
Total liabilities		729,840,309	662,704,798

Equity	40
Share capital		30,100,000	30,100,000
Treasury shares		(197,301)	(183,109)
Capital reserves		35,973	35,973
Profit reserves		34,189,383	26,732,531
Additional paid-in capital		70,496	70,496
Other comprehensive income		6,396,736	1,751,059
Retained earnings		542,422	632,096
Equity attributable to controlling shareholders		71,137,709	59,139,046
Non-controlling interest		208,681	243,048
Total equity		71,346,390	59,382,094

Total liabilities and equity		801,186,699	722,086,892

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 7

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

	R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2009	26,500,000	(188,874)	87,146	2,254,302	12,768,368	150,032	1,835,659	784,821	44,191,454	455,253	44,646,707
Net income	-	-	-	-	-	-	-	9,939,575	9,939,575	112,618	10,052,193
Financial assets available for sale	-	-	-	-	-	-	390,638	-	390,638	-	390,638
Foreign currency translation adjustment	-	-	-	-	-	-	(7,025)	-	(7,025)	-	(7,025)
Comprehensive income	-	-	-	-	-	-	-	-	10,323,188	112,618	10,435,806
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	(79,536)	-	-	(79,536)	(429,571)	(509,107)
Purchase of treasury shares	-	(14,789)	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	193,614	-	-	(193,614)	-	-	-	-	-	-
Transfers to reserves	-	-	-	501,083	6,151,847	-	-	(6,652,930)	-	-	-
Capital increase with reserves (2)	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-	-
Capital increase (3)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Capital to pay in (3)	(1,500,000)	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Interest on equity and dividends	-	-	-	-	-	-	-	(3,369,083)	(3,369,083)	(30,969)	(3,400,052)
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-	-	-	-	-	-	-	10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-	-	-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)	-	(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (3)	-	-	11,441	-	-	-	-	-	11,441	-	11,441
Transfers to reserves	-	-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Capital increase with reserves (4)	100,000	-	(62,614)	(37,386)	-	-	-	-	-	-	-
Capital increase (3)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094

The Notes are an integral part of the Consolidated Financial Statements.

            8     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction – Banco BERJ	-	-	-	-	(29,394)	-	-	-	(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390

(1)  Consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ 4,265,009 thousand (2011 – R$ 1,184,692 thousand);

(2)  On June 10, 2010, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all the numbers of shares, presented during previous periods were adjusted to reflect the share split in the proportion of one new share for every ten held. It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in ordinary shares and R$ 1,000,000 thousand in preferred shares;

(3)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account; and

(4)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2012	2011	2010
Operating activities
Income before income taxes	15,502,232	14,683,469	15,324,117
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	11,510,179	8,296,151	5,756,125
Changes in the insurance technical provisions and pension plans	23,326,101	18,212,405	14,294,976
Net gains from disposals on assets available for sale	(2,895,780)	(238,606)	(645,216)
Expenses with other provisions	4,254,617	5,653,084	3,562,362
Deferred selling expenses (insurance)	(128,005)	(97,748)	(76,996)
Impairment of assets	1,697,474	5,126	26,493
Depreciation	1,037,135	990,092	956,092
Amortization of intangible assets	1,501,125	1,130,243	1,010,341
Equity in the earnings of associates	(870,662)	(682,122)	(577,053)
Losses on disposal of non-current assets held for sale	203,885	237,727	292,595
Net losses from disposal of property and equipment	5,157	8,596	12,148
Gain on disposal of investments in associated companies	(793,360)	-	-
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits in the Central Bank	23,258,340	(6,013,739)	(47,273,389)
Increase in loans and advances to banks	(53,931,816)	(25,693,398)	(29,473,272)
Increase in loans and advances to customers	(78,968,355)	(88,088,656)	(81,584,730)
(Increase)/decrease in financial assets held for trading	23,159,361	(75,106,993)	(36,900,513)
Increase in other assets	(6,299,821)	(6,410,870)	(1,501,595)
Increase in deposits from banks	30,454,440	50,571,306	62,708,679
Increase in deposits from customers	7,379,033	38,975,249	32,148,572
Increase in financial liabilities held for trading	3,302,772	14,243	200,545
Decrease in insurance technical provisions and pension plans	(3,669,702)	(2,593,130)	(3,398,827)
Decrease in other provisions	(1,133,874)	(1,054,500)	(1,086,979)
Increase in other liabilities	21,006,607	8,852,270	9,209,750
Interest received	67,006,786	64,161,337	52,844,025
Interest paid	(26,846,989)	(33,332,306)	(20,474,472)
Income tax and social contribution paid	(6,226,483)	(5,383,283)	(3,196,072)
Other changes in taxes	(1,227,999)	(4,156,577)	(500,862)
Net cash provided by/(used in) operating activities	51,612,398	(37,060,630)	(28,343,156)

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	(2,552)	(214,676)	(226,765)
Acquisitions of financial assets available for sale	(163,462,843)	(19,055,607)	(41,287,204)
Proceeds from sale of financial assets available for sale	115,239,210	32,753,402	9,405,730
Redemption of investments held to maturity	699,982	105,722	89,844
Disposal of non-current assets held for sale	266,123	228,958	327,377
Acquisition of investments in associated companies	(97,432)	(111,826)	(786,688)
Disposal of investments in associated companies	920,416	-	-
Dividends received from investments in associated companies	476,506	489,200	496,698
Acquisition of property and equipment	(1,675,016)	(1,698,704)	(1,356,856)
Disposal of property and equipment	367,587	102,079	123,876
Acquisition of intangible assets	(2,567,529)	(3,232,620)	(1,695,177)
Dividends received	117,684	126,696	109,200
Interest received	4,920,612	7,190,077	5,494,551

            10     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2012	2011	2010
Net cash provided by/(used in) investing activities	(44,797,252)	16,682,701	(29,305,414)

Financing activities
Funds from securities issued	24,448,024	28,212,490	12,815,608
Payment of funds from securities issued	(19,956,590)	(5,679,892)	(3,725,745)
Issuance of subordinated debts	12,997,694	9,505,799	1,282,600
Payment of subordinated debts	(4,493,518)	(6,542,624)	(828,351)
Premium on share subscription	-	11,441	-
Capital increase in cash	-	1,500,000	-
Acquisition of treasury shares	(14,192)	(173,060)	(14,789)
Capital transaction	(29,394)	-	-
Increase/(decrease) of non-controlling interest	(1,499)	42,483	(448,060)
Interest paid	(5,261,001)	(2,342,856)	(1,611,252)
Interest on equity and dividends paid	(3,839,385)	(3,568,337)	(2,914,982)
Net cash provided by financing activities	3,850,139	20,965,444	4,555,029

Increase/(decrease) in cash and cash equivalents	10,665,285	587,515	(53,093,541)

Cash and cash equivalents
At the beginning of the year	36,853,126	36,265,611	89,359,152
At the end of the year	47,518,411	36,853,126	36,265,611

Increase/(decrease) in cash and cash equivalents	10,665,285	587,515	(53,093,541)

Non-cash transactions
Credit operations transferred to non-current assets	836,930	758,757	988,702
Dividends and interest on equity declared but not yet paid	2,396,306	2,519,378	2,029,222
Unrealized gains/losses on securities available for sale	4,617,960	468,447	(390,638)

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a number of areas in the banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on March 22, 2013.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statement of financial position, consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale measured at fair value, assets and liabilities held for trading measured at fair value, and financial instruments at fair value through profit or loss that are measured at fair value and the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position comprising cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests were adjusted by non-cash items such as gains or losses, on provisions, depreciation, amortization and losses due to impairment of loans and advances. The interests received and paid are classified as operating cash flows.

            12     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to, adjustments to the provision for impairment losses of loans and advances, estimates of the fair value of financial instruments, depreciation and amortization, impairment of losses in assets, the useful life of intangible assets, evaluation of the realization of tax assets, assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds, provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including jointly-controlled entities, as well as exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

		Shareholding interest (%)
	Activity	December 31
		2012	2011
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00	100.00
Banco Alvorada S.A.	Banking	99.95	99.95
Banco Bradesco Financiamentos S.A.	Banking	100.00	100.00
Banco Bankpar S.A	Banking	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	99.99	99.99
Banco BERJ S.A.(1)	Banking	100.00	96.23
Banco Bradescard S.A. (2)	Cards	100.00	100.00
Banco Bradesco BBI S.A.	Investment bank	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00	100.00
Bradseg Participações S.A.	Holding	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	100.00	100.00
Odontoprev S.A.(3)	Dental Health	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	100.00	100.00
Bradesco Seguros S.A.	Insurance	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	100.00	100.00
Bradesplan Participações Ltda.	Holding	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00	100.00
Tempo Serviços Ltda.	Service Provider	100.00	100.00
União de Participações Ltda.	Holding	100.00	100.00

(1)         Increase in equity interest through share acquisition in May and June 2012;

(2)         Current name of Banco Ibi S.A; and

(3)         Consolidated based on control obtained through its shareholders agreement.

Bradesco 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization has control, i.e., for which it has control of the majority of the voting rights. There may still be control when the Organization has direct or indirect power to govern financial and operational policies of the entity so as to obtain benefits from its activities, even if the percentage that the Organization holds in the equity capital is less than 50%. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Organization controls another entity. The subsidiaries are fully consolidated from the date on which the control is transferred to the Organization and cease to be consolidated from the date that control ceases.

The results of the subsidiaries acquired or sold during the years are included in the consolidated financial statements as from the effective acquisition date or up to the effective date on which the control ceases.

For acquisitions meeting the definition of a business, the purchase method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration given, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.      Associated companies

Companies are classified as associated companies if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associated companies are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

            14     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the proportionate consolidation method.

See Note 28 for summarized financial information about jointly controlled entities.

iv.     Special purpose entities

Even if there is no shareholder relationship, special purpose entities (SPEs) are consolidated in accordance with SIC-12 (Consolidation of Special Purpose Entities), if the Organization controls them from an economic perspective.

When assessing whether the Organization controls a SPE, in addition to the criteria in IAS 27, it evaluates a range of factors, including whether:

(a)      the activities of the SPE are being conducted on the Organization’s behalf according to its specific business needs so that the Organization obtains the benefits from the SPE’s operations; or

(b)      the Organization has the decision-making power to obtain the majority of the benefits of the activities of the SPE or the Organization has delegated these decision-making powers by setting up an ‘autopilot’ mechanism; or

(c)      the Organization has the rights to obtain the majority of the benefits from the activities of the SPE and therefore may be exposed to risks incurred due to the activities of the SPE; or

(d)      the Organization retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Whenever there is a change in the substance of the relationship between the Organization and the SPE, the Organization reassesses the continued appropriateness of consolidation. Indicators for a re-assessment of consolidation are, in particular, changes in ownership of the SPE, changes in contractual arrangements, and changes in the financial structure.

v.      Transactions with and interest of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.     Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

Bradesco 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries adopted the Real as their functional currency, except the subsidiary in Mexico, which adopted the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income – “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

            16     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are reclassified in the consolidated financial statements as “Assets pledged as collateral” when the purchaser has the right to sell or repledge the asset. The counterparty liability is included in “Deposits from Banks - Funding in the open market”. Securities purchased under agreements to resell are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following categories: measured at fair value through profit or loss, available for sale, held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

Bradesco 17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or taking a position. Derivative financial instruments are also categorized as held for trading, unless they are designated as hedging instruments.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income and expense and foreign exchange differences on financial assets held for trading are included in “Net interest income”.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated to be at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

            18     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market and that the Organization has no intention of selling, neither immediately or in the short term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as impairment of loans and advances.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities for trading recognized by the Organization correspond to derivative financial instruments unless they are designated for hedging purposes.

Liabilities held for trading are initially recognized at fair value in the consolidated statement of financial position and their costs of transactions are recorded directly in the consolidated statement of income for the period. All realized and unrealized changes in fair value are recognized in the consolidated statement of income in “Net gains and losses from financial instruments held for trading.” Interest expense and foreign exchange differences on financial liabilities held for trading are included in “net interest income”.

Bradesco 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified to be at fair value through profit or loss, initially, are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivatives’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.” The calculation of fair value considers the credit risk of the counterparties.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts at the date on which they are originated. All other financial assets and liabilities are recorded on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged paid, redeemed, cancelled or expired.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

            20     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques include the techniques to calculate the net current value, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. The Organization uses reputable valuation models to determine the fair value of financial instruments that consider observable market data.

For more complex instruments, the Organization uses proprietary models that are usually developed based on standard valuation models. Some of the information included in the models may not be observable in the market and are derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized as amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•         it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

Bradesco 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)      adverse changes in the payment status of borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets that an assessment indicates have not been specifically impaired are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers asset type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

            22     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above. If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude us from our obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency, to reinsure risks which are for the most part transferred to local reinsurers. Therefore, management believes that the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and the brokers’ fees over a twelve-month period.

Bradesco 23

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i)       Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separately control is practicable, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a property and equipment item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis over the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

j)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

            24     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associated companies is included in the carrying amount of the investment. See Note 2(a)(ii). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is allocated to Cash-Generating Units (CGUs) or groups of cash-generating units for the purpose of impairment testing. Allocation is made to the CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill originated.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment by comparing the recoverable amount of a CGU with the carrying value of its net assets, and is carried at cost less impairment losses. Impairment losses on goodwill are not reversed. Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses.

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method during the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

Bradesco 25

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flow.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment is immediately recognized in the consolidated statement of income.

k)      Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part for the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases in terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset as measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

As a lessor, the Organization has substantially finance lease contracts.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

            26     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses when the profit from the sale of the lease is recognized, which is recognized at the beginning of the lease term.

Recognition of financial revenue reflects the constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation, incurred to produce the income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

l)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the assets or its cash generating unit (CGU) carrying amount over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of an asset’s fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

Bradesco 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

m)     Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

n)      Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle an obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The provisions were established by Management taking into account the opinion of their legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. The contingent assets for which the expectation of the outcome is favorable are only disclosed in the financial statements, when material.

            28     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

o)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policy holder. Reinsurance contracts are also treated from the perspective of insurance contracts by transferring significant insurance risk. Contracts classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

p)      Insurance and pension plan technical provisions

i.    Property damage

The provision for unearned premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts. The assignment of the corresponding provision to the estimate of current risks relating to policies not yet issued is constituted in the PPNG-RVNE.

The provision for claims to settle (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the reporting date and the related costs such as expenses for claim adjustments and legal fees, among others.

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred but not paid losses (IBNP) deducted from PSL balance on the calculation base date. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

IBNR provision related to retroceding operations was constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

Provision for premium insufficiency (PIP) should be constituted upon the determination of a deficit in PPNG related to current risks to cover expected indemnities and related future expenses. For the base date, no constitution was considered necessary.

Other provisions correspond to extended warranty operation during the manufacturer’s warranty period and the Provision for Administrative Expenses (PDA) derived from DPVAT insurance operations.

ii.   Insurance for people, except individual life

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and includes an estimate for the current risks relating to policies not yet issued (RVNE).

The provision for premium deficiency (PIP) is made to cover any differences between the expected present value of indemnities and related future costs and the expected present value of future premiums. The provision is calculated on an actuarial basis and takes into account the biometric AT-2000 Male for men and AT-2000 Female for women, improvement of 1.5% per year, specific decreasing rates for other risk coverage deducted from the real interest rate of 3.5% per year (4% until August 2012).

Bradesco 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed.

The provision for redemptions and other unsettled values (PROVR) comprises the values related to the redemptions to settle and to the returns of premiums still not transferred to the receiving entity.

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducted from PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The provision for unsettled claims (PSL) considers all the reports of claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

iii. Individual life insurance, excluding the insurance of variable contribution with survival coverage (VGBL)

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations.

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducted from PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

            30     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv. Health

For the health sector, the provision for unsettled claims (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs.

For the portfolio of individual health plans, with respect to coverage of five-year remission for the policy holder’s dependents in case of his/her death, the mathematic provision of benefits to be granted (PMBaC) is constituted, the calculation methodology of which takes into consideration, in addition to the discount rate of 5.5% per year used until August 2012 and 4% per year after that date, the expected permanence of insured persons in the plan until their withdrawal for death, and thereafter, the costs related to the permanence of dependents in the plan for five years without the corresponding payment of premiums

The provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums considering a discount rate of 5.5% per year used until August 2012 and 4% per year thereafter.

v.   Operations with DPVAT Insurance

DPVAT insurance operations, including their respective technical provisions, are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

vi. Open pension plan and life insurance of variable contribution with survival coverage (VGBL)

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematic provisions for benefits to be granted (PMBaC) refer to participants whose benefits have not started yet. In pension plans known as “traditional” with characteristic of defined benefit, provision represents the difference between the current value of future benefits and the current value of future contributions corresponding to obligations assumed in the form of retirement, disability, pension and savings plans. Provision is calculated according to methodologies and assumptions established in the actuarial technical note of each product.

Mathematical provisions for benefits to be granted related to long term life insurance and pension plans (VGBL and PGBL) represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds through quotas in specially recorded investment funds (FIEs).

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

Bradesco 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The mathematical provision for benefits granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits. Provision is calculated according to the methodology and assumptions, such as mortality and interest rate, established in actuarial technical notes of each product

The provision for insufficient contributions (PIC) is recorded to meet occasional unfavorable variations in technical risks taken on in the mathematical provision for benefits to be granted and the mathematical provision for benefits granted, considering a greater tendency of survival among participants. In the plans with survival risk, the provision is calculated actuarially and takes into consideration the biometric table AT-2000 Male (smoothed) for men and AT-2000 Female (smoothed) for women, improvement of 1.5% a year and real interest rate of 3.5% a year from August, 2012 (4% until July, 2012). In the plans with risk of survival of disabled the provision takes into account the biometric table AT-49 Male and the real interest rate of 3.5% a year from August, 2012 (4% until July, 2012). Improvement is a technique that restates the table of survival automatically, considering the increase expected of the future survival.

The provision for administrative expenses (PDA) is constituted to cover future administrative expenses of the plans with a defined benefit, defined contribution and variable contribution. The premises of the calculation are the same included in the calculation of the PIC, with the inclusion of expenditure on benefit payments.

The provision for financial surplus (PEF) corresponds to an installment of financial yield obtained through the application of provisions that exceed the minimum yield of pension plans with a clause for the participation in financial surplus.

The provision for technical surplus (PET) corresponds to the difference between the value expected and the value observed of the events incurred in the period for the pension plans with a participation clause in the technical surplus.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

vii.   Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is considered as the net carrying amount, deducting the deferred acquisition costs (DAC) and the related intangibles.

To conduct this test, the Organization uses actuarial methods that consider the estimated present value of all future cash flows, including expenses to settle claims from actuarial premises on the date the test is conducted. In the test, contracts are grouped by similar risk or by whether the insurance risk is co-managed by Management.

The assumptions related to the claims ratio, administrative and operating expenses, selling expenses, cancellations, future contributions, redemptions and conversions into income adopted for testing purposes, are based on historical records. On the other hand, the assumptions related to mortality and survival follow the biometric tables which are formulated specifically based on Brazilian insurance market experience, BR-EMS, and also consider the continued improvement of life expectancy (known technically as the ‘improvement’ assumption), in accordance with the G Scale of the Sociedade de Atuários (SOA).

            32     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The discount rates used to bring the projected flows to present value are risk-free forward rates, corresponding to the guarantees offered for each product.

If any insufficiency is detected, the Organization must record it as an expense in the consolidated statement  of income for the year and establish additional provisions for the insurance losses already recorded on the test base date.

The result of the adequacy test does not show insufficiency regarding technical provisions.

q)   Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher out of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure as probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of the Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE.

The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary.

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

Bradesco 33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

To determine the net amount in the consolidated statement of financial position, any actuarial gains and losses that have not been recognized because of application of the “corridor” approach described below are added or deducted, as appropriate an unrecognized past service costs are deducted.

The Organization recognizes a portion of actuarial gains and losses that arise in calculating the Organization’s obligation in respect of a plan in profit or loss over the expected average remaining working lives of the employees participating in the plan. To the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the consolidated statement  of income over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the income using the straight-line method over the average period until the benefits become vested. To the extent that the benefits vest, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the statement of financial position date are discounted to their present value.

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

            34     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

s)      Capitalization bonds

Financial liabilities and revenues from capitalization bonds are accrued at the time funds are received. Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and deposit value is adjusted for inflation using the referential rate (TR) + 0.5% interest per month, which constitutes mathematical provision for redemptions.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

The mathematical provision for redemptions is calculated for each active or suspended security, during the term expected in the general conditions of bond.

The mathematical provision for redemptions are calculated by the values of the matured securities and also by the values of the securities which are not yet mature, but have had their redemption request anticipated by the clients. The provisions are restated monetarily based on the indexes established in each bond.

The provisions for draws to be held and settled are calculated to cover the premiums originating from the future draws (still not held) and also to the premiums originating from the draws in which the clients have been selected (to pay).

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

u)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

Bradesco 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v)      Insurance income

The income and expense are recognized on an accrual basis.

Insurance and coinsurance premiums net of premiums transferred to coinsurance and reinsurance and related commissions, are recognized as income at the time the relevant insurance policies and invoices are issued, and accounted for on a straight-line basis, over the duration of the policies, through recognizing and reversing the provision for unearned premiums and deferred acquisition costs (deferred acquisition costs).

Income from premiums and the corresponding acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted and retroceding co-insurance operations are recorded on the basis of information received from fellow insurers and IRB - Brasil Resseguros S.A., respectively.

Reinsurance operations with IRB Brasil Resseguros S.A. are recorded on the basis of operational and financial operations informed by IRB, while operations with other reinsurers are recorded on the basis of rendering of accounts subject to reinsurers’ analysis. Deferment of assigned reinsurance premiums is made consistently with the related insurance premium and/or reinsurance agreement.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Income from management fees paid by specially constituted investment funds are recognized as income on an accrual basis at contractually determined rates.

Brokers’ commissions and other selling expenses of pension plans and life insurance are deferred and then amortized on a straight-line basis over the term of the policy. Other expenses as to enrollments related to health are deferred and then amortized using the straight-line method over twelve months.

Deferral of paid reinsurance premiums is made consistently with the treatment of the respective insurance premium and/or reinsurance contract.

w)     Income tax and social contribution expenses

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

            36     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Current tax expenses are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

x)        Segment reporting

Information for operating segments is consistent with the internal reports provided to the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking.

Bradesco 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization performs in banking segments through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. Additionally, we are engaged in operations in insurance, supplementary pension plans and certificated savings plans through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

y)      Equity

The preferred shares have no voting rights, but have priority over the ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data.

Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Organization and held as treasury shares.

Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are recognized at the time they are approved by a Meeting of Shareholders.

Dividends for the year, approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

Our risk-management structure consists of Statutory and Executive Committees, which assist in the strategic decision-making by the organization's Board of Directors and Executive Officers.

            38     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has a Statutory Committee known as the Integrated Risk Management and Capital Allocation Committee, whose duty is to advise the Senior Management in the approval of institutional policies and risk exposure limits.

Reporting to this statutory committee are executive risk-management committees for a) credit risk, b) market and liquidity risk, c) operating risks, d) Bradesco's insurance and pension business, and e) implementing Basel II. There are also executive committees for the business areas, which, among other duties, suggest exposure limits for their corresponding risks and prepare mitigation plans to be submitted for the Integrated Risk and Capital Allocation Committee and the Board of Directors.

 A key part of this structure is the Integrated Risk Control Department, whose mission it is to facilitate and foster the Organization's risk-control and capital-allocation activities independently, consistently, and transparently on an integrated basis. This area also ensures compliance with the stipulations of the Central Bank of Brazil pertaining to risk-management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their contractual liabilities under the original terms. For risk management reporting purposes, the Organization considers and consolidated all elements of credit risk exposure, such as deterioration of loans as reflected in an increase in the borrower’s risk, the reduction in gains or remunerations, as well as benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with the obligations relating to the settlement of operations involving financial asset trading, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures of operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted to the Organization’s customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Bradesco 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing security, quality and liquidity for the application of credit assets. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

In the constant pursuit for profitability in the business, the Organization uses the appropriate methodologies for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to the Organization’s operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about assignment of limits or operations proposed by business areas, previously analyzed and with approval from the Credit Department. According to the financial amount, operations/limits proposed, after obtaining a favorable opinion from this Committee, may be submitted for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters to provide indispensable information for analysis and granting of loans, in addition to the follow-up of the granted loans, thereby minimizing the risks inherent to the operations.

The Organization has exclusive Credit and Behavior Scoring systems for the assignment of mass loans in the Retail segment, meant to provide greater speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified, wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering objectives and the maturities of loan granted.

Credit Risk Rating

The methodology for credit-risk evaluation, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit policies that are differentiated by the customer’s characteristics and capacity. Thus, it provides a base for operation pricing and determination of guaranties to each circumstance.

Risk ratings for economic groups – legal entities – are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

            40     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently by the credit risk sector.

This sector participates in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The credit risk sector reviews the internal processes, continuously, including roles and liabilities, the capacity building and demands for information technology, and risk evaluation, with the creation or review of products and services.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department coordinates, within the risk governance structure, the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinated to the Board of Directors.

Additionally to the Committee, the area holds monthly meetings with product and segment executives and officers, Credit, Credit Recovery, with a view to informing them about the evolution of the loan portfolio, delinquency, impairment of loans and advances, loan recoveries, portfolio limits and concentrations and other items. This information is also reported to the Audit Committee.

Bradesco 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failure, in addition to monitoring economic activity sectors in which the company is exposed to significant risks.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, which are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are furnished to the business areas, Credit, Credit Recovery and the Executive Officers, in addition, daily, monthly and quarterly reports.

Pointing out the risk situations that could result in the customers' ability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information of customers about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of the past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2012	2011
Cash and balances with banks	59,992,777	93,777,577
Derivative financial instruments	3,222,631	955,912
Loans and advances to banks	92,821,233	72,663,890
Loans and advances to customers	289,690,122	263,521,615
Other financial assets	294,502,309	237,166,083
Total items recorded in the balance sheet	740,229,072	668,085,077
Total items not recorded in the balance sheet (Note 42)	203,688,081	180,842,424
Total risk exposure	943,917,153	848,927,501

            42     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization's maximum credit risk exposure was R$ 943,917,153 thousand in 2012, which was a 11.2% increase from 2011.

Of this exposure, R$ 59,992,777 thousand, which is 6.36% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 294,502,309  thousand, representing approximately 31.2% of the exposure, which largely consists of financial assets that, being Brazilian government bonds, have relatively low credit risks that, and are recorded at their market value.

In 2012, items not recorded in the consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 203,688,081  thousand  (2011 - R$ 180,842,424  thousand), reaching a level of 21.6% (2011 - 21.3%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling  R$ 385,733,986  thousand, representing 40.9% of the total exposure, including derivatives (R$ 3,222,631  thousand), loans and advances to credit institutions (R$ 92,821,233 thousand) and clients (R$ 289,690,122  thousand).

Derivative Financial Instruments

	R$ thousand
	December 31
	2012	2011
Traded in the stock exchange	209,098	4,249
OTC contract	3,013,533	951,663
Total	3,222,631	955,912

In relation to derivatives, 93.5% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2012	2011
Low risk	92,679,931	72,663,890
Medium risk	141,302	-
High risk	-	-
Total	92,821,233	72,663,890

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Loans and advances to credit institutions are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

Bradesco 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization’s loans and advances to customers are classified as “impaired” when they: (a)  delinquent more than 90 days, (b) have incurred a loss, (c) have been renegotiated in a manner that grants a concession to the borrower that we would not otherwise consider, (d) have been reclassified as a higher risk level, and/or (e) have been subject to bankruptcy events (declared bankruptcy, or application, or grant, or approval by judicial or extrajudicial authority).

	R$ thousand
	December 31
	2012	2011
Neither past due nor impaired (i)	253,919,964	230,869,648
Past due but not impaired (ii)	6,870,676	6,352,829
Impaired (iii)	28,899,482	26,299,138
Total loans and advances to customers	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Net amount	269,652,428	245,874,949

The portfolio of loans and advances to customers grew by 9.9% from 2012 to 2011.

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2012	2011
Low risk	247,191,716	226,629,368
Medium risk	5,893,756	3,675,521
High risk	834,492	564,759
Total	253,919,964	230,869,648

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 253,919,964 thousand in 2012.

Of the total transactions, 97.4% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

            44     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus interest.

The loans and advances to customers which are not individually material, such as, for example, the retail transactions which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis its not necessary to record an individual impairment loss and, accordingly, the asset is then subject to collective loss analysis.

	R$ thousand
	December 31
	2012	2011
Past due up to 60 days	5,767,086	5,401,445
Overdue between 61 and 90 days	1,044,112	920,843
Overdue for more than 90 days	59,478	30,541
Total	6,870,676	6,352,829

The previous table presents the loans and advances that, despite a certain delay in payment, do not present any indication of impairment. This amount comprises 2.4% of the portfolio in both 2012 and 2011.

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2012	2011
Portfolio not yet due	12,192,312	11,126,234
Past due up to 60 days	3,238,022	3,155,675
Overdue between 61 and 90 days	1,463,613	1,356,916
Overdue for more than 90 days	12,005,535	10,660,313
Total	28,899,482	26,299,138

Loans and advances to customers impaired reached R$ 28,899,482 thousand and accounted for 10.0% of the total portfolio in 2012 (10.0% in 2011).

Bradesco 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2012	2011
Credit card	4,405,268	4,282,203
Personal credit	4,276,993	3,945,625
Vehicles – CDC (Direct consumer credit)	4,075,453	3,471,296
Working capital	3,643,822	2,765,937
Onlending BNDES/FINAME	1,257,241	1,078,121
Leasing	1,193,581	1,743,897
Housing loans	793,113	577,885
Financing and export	627,616	498,236
Rural loans	595,879	780,236
Overdraft facilities	564,521	521,851
Guaranteed account	334,724	331,784
Others	7,131,271	6,302,067
Total	28,899,482	26,299,138

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, writing off part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made to and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2012	2011
Renegotiated loans and advances at the beginning of the year	8,658,167	6,911,604
Additional renegotiated amounts, including interest	8,570,769	7,800,419
Payments received	(3,965,199)	(3,559,407)
Write-offs	(3,619,822)	(2,494,449)
Renegotiated loans and advances at the end of the year	9,643,915	8,658,167
Impairment of loans and advances	(6,504,198)	(5,521,460)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,139,717	3,136,707

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.4%	63.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.3%	3.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.2%	1.3%

            46     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2012	2011
Largest borrower	0.9%	0.9%
Ten largest borrowers	5.2%	5.2%
Twenty largest borrowers	8.1%	8.6%
Fifty largest borrowers	12.9%	14.0%
Hundred largest borrowers	16.9%	18.1%

There was a reduction of concentration levels in 2012 compared to 2011, between twenty, fifty and hundred largest borrowers.

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2012	2011
Public sector	423,180	1,046,107
Federal	260,544	764,524
State	162,636	281,583
Private sector	289,266,942	262,475,508
Individuals	113,742,566	100,432,908
Industry	54,187,104	52,582,415
Commerce	45,315,607	43,018,181
Services	72,447,760	63,025,931
Agribusiness	3,573,905	3,416,073
Total portfolio	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Total of net loans and advances to customers	269,652,428	245,874,949

The portfolio's breakdown by sector of economic activity showed variations in the shares of these sectors. Note the increased share of “individuals” and “services”.

Bradesco 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of an objective evidence of loss in the loan and advance portfolio, taking into account its historical experience of impairment losses and other circumstances known at the time of evaluation.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of their experience of one or more events of objective loss evidence. As sometimes it may not be possible to identify a specific event that has caused a loss in recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective to affect a greater group of assets as a result, for example, of interest or exchange rate variations or reduction of the activity level of one or more economic sectors.

For individually significant clients showing specific objective evidences impairment loss is estimated individually, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidence, loss from the reduction of recoverable amount is estimated according to a model based on the Organization’s historical experience.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients are evaluated collectively by Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is differentiated according to its related segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the nonperformance of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as an impairment.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. However, credit operations with original terms beyond 36 months are written off when they are overdue for 360 to 540 days.

            48     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated by several types of collateral formalized through legal instruments such as conditional transfer with retained ownership, mortgages, or through third-party guarantees. The efficacy of these instruments is reviewed in terms of time required for recovery and realization of assets provided as guarantees, their market value, guarantor counterparty risk, and legal security of contracts. The principal types of collateral are time deposits; financial applications and securities; residential and commercial properties; movable property such as vehicles, aircraft, machinery and equipment; collateral may include commercial invoices, checks and credit card bills. Sureties include in particular bankers' guarantees and letters of credit.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument and its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated on a straight-line basis throughout the period of the transaction. In the case of a credit event (“default”), the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2012	2011
Transferred
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	(265,655)	(543,982)
● Derivatives held by companies	(4,087)	(3,752)
Received
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	-	778,457
● Derivatives held by companies	6,131	5,627
Total	(263,611)	236,350
Deposited margin	5,109	4,690

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above mature on different dates in 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totals R$ (332)  thousand (2011 – R$ 826 thousand). During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

3.2.  Market risk

A market risk relates to the possibility of financial loss due to changes in prices and interest rates of the Organization’s financial assets, as its asset and liability portfolios may have mismatches in maturities, currency and indexes.

This risk is identified, measured, mitigated and managed, with market risk exposure guidelines and limits monitored separately on a daily basis.

Bradesco 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

All activities exposed to market risk are mapped, measured and classified according to risk probability and magnitude, and their respective mitigation plans are approved by management.

The risk management process relies on the participation of all levels of the Organization, from the business units to the Board of Directors.

In compliance with the Corporate Governance practices and aiming to preserve and strengthen the management of market and liquidity risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The management process of the market risk is conducted in a corporate, centralized and independent manner; it involves diverse areas, with specific duties in the process, in the measurement and control of market risk. For that reason, the Organization was the first financial institution in Brazil authorized by Central Bank of Brazil to use, from January 2013, its internal market risk models, which were already in force, to calculate regulatory capital. The process, approved by the Board of Directors, is also revalidated annually by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific business Committees that are submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors and based on the characteristics of the operations, which are segregated into the following Portfolios:

Trading Portfolio: this consists of all operations with financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations or arbitrage.

The following limits are monitored for the Trading Portfolio:

•       Risk;

•       Stress;

•       Income; and

•       Financial Exposure.

            50     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Banking Portfolio: these are operations that are not classified in the Trading Portfolio. They consist of structured operations relating to various lines of business in the Organization and their respective hedges.

The following limits are monitored for the Banking Portfolio:

•       Interest rate risk; and

•       Share Portfolio.

Market-Risk Measurement Models

The market-risk measurement and control are performed using VaR (Value at Risk), EVE (Economic Value Equity), stress testing, and sensitivity analysis, in addition to the limits for Management of Results and Financial Exposure Management.

Trading Portfolio and Risks of Shares of the Banking Portfolio

Although they are controlled separately, the Risks of the Trading Portfolio risks and share positions in the Banking Portfolio are measured using the Delta-Normal VaR methodology for a 1-day period, with a confidence level of 99% and volatilities and correlations calculated on the basis of statistic methods that attribute greater weight to recent returns.

The risk of the Trading Portfolio is also controlled by the Stress Test, the purpose of which is to quantify the adverse impact of economic shocks and events that are financially unfavorable to the Organization. The analysis uses stress scenarios prepared by the Market-Risk area and the economic area of the Organization, based on historical and prospective data on risk factors where the Trading Portfolio has a position.

For regulatory purposes, capital allocation relating to Banking Portfolio shares is based on credit-risk rating as required by the Central Bank of Brazil.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economic area, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio subject to interest rate variations, taking into account the increases or decreases of rates used to calculate the present value and total term of assets and liabilities. This way, the economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

For the measurement of the interest-rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total volume of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and possibility of maintenance.

Bradesco 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Follow-Up

Market risk is primarily controlled and monitored by an independent area, the Integrated Risk Control Department, whom, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury Committee, which evaluates results and risks and discuss and approve strategies for coming weeks. Both the governance process and existing limits are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage previously determined, therefore, the higher the risk limit consumption, more Senior Management members receive the reports.

Economic hedging and use of Derivatives

With the purpose of standardizing the use of financial instruments contracted for hedging purposes and the treasury derivatives, the Organization has created specific rules that have been approved by the applicable Committees.

The economic hedge operations entered into by the Treasury Department of Bradesco should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of the books, in order to:

•       control and classify the operations, respecting the current limits of exposure and of risks;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures of operations in inactive markets, in conditions of stress or of low liquidity.

Derivatives Standardized and of Continuous Use

The Treasury Department of Bradesco may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

            52     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Evolution of the Exposure

This section shows the evolution of financial exposure, the VaR calculated by our internal model and its backtesting, stress analysis, and sensitivity analysis.

Financial Exposure – Trading Portfolio

We have presented below the table showing the financial exposure of the trading Portfolio, including the derivatives, of the Organization:

	R$ thousand
Risk Factors	December 31
	2012		2011
	Assets	Liabilities	Assets	Liabilities
Fixed rate	231,620,621	200,058,048	170,794,858	172,613,428
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	14,311,059	13,581,800	24,427,606	16,552,061
Forex Coupon	3,440,579	7,507,735	6,087,770	9,962,956
Foreign Currency	7,862,049	10,126,565	10,841,088	12,762,036
Variable Income	602,561	415,269	1,036,939	361,491
Sovereign / Eurobonds and Treasuries	8,321,309	7,053,277	11,559,049	14,358,091
Other (*)	1,145,887	55,104	14,684,728	13,873,477
Total at Year-End	267,304,065	238,797,798	239,432,038	240,483,540

(*) Comprise mainly, SELIC (Special System of Settlement and Custody) and CDI (Interbank Deposit Certificate).

Internal VaR Model –Trading Portfolio

The average VaR in 2012, as well as the risk at end of the year increased compared to 2011, mainly reflecting the increase in exposure to the fixed risk factors and to the IPCA / IGP-M, as shown in the following table:

	R$ thousand
Risk Factors	December 31
	2012	2011
Fixed rate	94,956	34,963
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	116,608	82,986
Forex Coupon	11,553	18,352
Foreign Currency	23,641	38,360
Variable Income	9,209	47,040
Sovereign / Eurobonds and Treasuries	19,760	21,902
Others	4,245	48
Correlation / Diversification Effect	(79,700)	(114,819)
VaR at reporting date	200,272	128,832

Average VaR in the year	189,445	81,133
Minimum VaR in the year	82,476	19,749
Maximum VaR in the year	540,027	241,081

Bradesco 53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal VaR Model – Backtesting

The methodology applied and the existing statistical models are validated daily using backtesting techniques. The backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation and with the actual result, and considers the transactions of the day for which the VaR was estimated.

Its main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of exceptions should be within those of statistical tests and the required level of confidence (99%). The following graph shows VaR and daily results for the last twelve months. In this period, adverse outcomes were higher than estimated on three occasions, so the number of exceptions is within the limits defined by the statistical tests and confidence level of the model adopted, thus showing its consistency.

            54     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

In order to estimate any loss not covered by VaR, the Organization makes daily assessments of possible impacts on its positions in stress scenarios for a 20 business day outlook. Thus, considering the effect of diversification between the risk factors, the average estimated possible loss in a stress situation was R$ 1,388,024 thousand in 2012 (2011 – R$ 1,529,674 thousand), and the maximum estimated loss was R$ 2,489,434 thousand (2011 – R$ 2,267,302 thousand).

	R$ thousand
	With diversification (stress situation)		Without diversification (unstressed situation)
	December 31		December 31
	2012	2011	2012	2011
Total at Year-End	1,438,977	1,424,216	2,207,422	2,067,878
Yearly Average	1,388,024	1,529,674	2,087,586	2,204,947
Yearly Minimum	334,096	874,320	852,719	1,598,525
Yearly Maximum	2,489,434	2,267,302	3,346,254	2,813,747

Bradesco 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also daily evaluated using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2012			December 31, 2011
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(11,099)	(2,128,929)	(4,115,092)	(6,277)	(1,568,110)	(2,971,275)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(22,273)	(1,902,223)	(3,448,019)	(11,480)	(1,422,256)	(2,590,408)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(661)	(58,363)	(109,978)	(438)	(40,667)	(79,234)
Foreign Currency	Exposures subject to the FX variation	(11,347)	(164,807)	(305,127)	(11,171)	(279,274)	(558,549)
Variable Income	Exposures subject to the variation of share prices	(19,079)	(469,601)	(934,884)	(19,096)	(477,394)	(954,788)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,115)	(44,355)	(87,136)	(1,989)	(27,072)	(54,338)
Others	Exposures that do not match the previous definitions	(82)	(2,056)	(4,112)	(66)	(1,644)	(3,288)
Total without correlation (2)		(65,656)	(4,770,334)	(9,004,348)	(50,517)	(3,816,417)	(7,211,880)
Total with correlation (2)		(36,642)	(3,712,361)	(6,979,548)	(31,594)	(2,773,835)	(5,210,427)

(1)      Values net of taxes; and

(2)      “With correlation” considers the impact that each variable has on the other variable.

            56     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is another sensitivity analysis exclusively of the Trading Portfolio, which represents the exposures that could cause significant impacts on the Organization’s results, where it is important to stress that the results presented show the impacts in each scenario with a static position of the portfolio. Due to the dynamism of the market these positions change continuously and do not necessarily reflect the position shown here.

		R$ thousand
		Trading Portfolio (1)
		December 31, 2012			December 31, 2011
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,596)	(300,144)	(577,467)	(750)	(186,845)	(361,825)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(2,864)	(256,727)	(489,707)	(2,258)	(292,015)	(560,960)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(649)	(55,701)	(104,875)	(596)	(54,802)	(106,992)
Foreign Currency	Exposures subject to the FX variation	(12,312)	(216,083)	(418,084)	(10,255)	(256,370)	(512,739)
Variable Income	Exposures subject to the variation of share prices	(1,537)	(31,882)	(60,427)	(3,940)	(98,511)	(197,023)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,001)	(41,733)	(81,194)	(1,985)	(25,277)	(50,144)
Others	Exposures that do not match the previous definitions	(49)	(1,232)	(2,464)	-	(16)	(32)
Total without correlation (2)		(20,008)	(903,502)	(1,734,218)	(19,784)	(913,836)	(1,789,715)
Total with correlation (2)		(13,585)	(580,483)	(1,111,507)	(13,270)	(512,229)	(995,375)

(1)    Values net of taxes; and

(2)    “With correlation” considers the impact that each variable has on the other variable.

Bradesco 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 base point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2012 the exchange rate Real/Dollar was R$ 2.06  (December 31, 2011 – R$ 1.88). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2012 was 7.15% p.a. (December 31, 2011 – 10.06% p.a.).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2012 the exchange rate Real/Dollar was R$ 2.55  (December 31, 2011 – R$ 2.33). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2012 was 8.92% p.a. (December 31, 2011 – 12.56% p.a.). The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2012, the exchange rate Real/Dollar was R$ 3.06 (December 31, 2011 – R$ 2.80). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2012 was 10.71% p.a. (December 31, 2011 – 15.07% p.a.). The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the mismatch in cash flow, a result of difficulties to rapidly dissolve an asset or raise funds, hindering the liquidity of positions or creating outstanding liabilities.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process of the Liquidity Risk

The liquidity risk management process is conducted in a corporate and centralized manner, including the monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible for making up the resources available. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

            58     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

The liquidity risk is monitored at the Treasury Executive Committee, who controls liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to the Management. This process comprises several analysis instruments used to monitor the liquidity, such as:

•       daily distribution of the instruments of liquidity control;

•       automatic updates of liquidity reports during the day to assist in proper management by the Treasury Department;

•       development of reports of past and future transactions based on scenarios;

•       daily verification of compliance with the minimum level of liquidity; and

•       weekly reports for the Executive Board about the behavior of liquidity and expectations for the future.

The reports are complemented with an alert system which determines the addressees of the risk reports according to the percentage usage of limits, and therefore the higher risk limit consumption, the higher number of Senior Management members receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows, where the liquidity risk is managed based on the expected future undiscounted cash receipts.

	R$ thousand
	December 31, 2012
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	100,654,888	19,270,027	61,332,024	46,647,675	6,535,820	234,440,434
Deposits from customers	120,999,436	7,339,298	17,794,436	73,168,644	1,183,150	220,484,964
Funds from securities issued	6,166,986	4,839,452	23,097,132	23,456,455	781,037	58,341,062
Subordinated debt	331,407	500,173	1,888,804	19,588,044	29,659,710	51,968,138
Total liabilities	228,152,717	31,948,950	104,112,396	162,860,818	38,159,717	565,234,598

Bradesco 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	106,722,170	22,568,924	16,856,605	72,034,654	5,284,600	223,466,953
Deposits from customers	105,838,815	16,004,508	12,918,105	99,484,437	2,024,079	236,269,944
Funds from securities issued	563,278	6,275,685	9,009,110	33,911,608	1,208,636	50,968,317
Subordinated debt	155,258	4,164,025	5,397,977	8,499,714	21,965,948	40,182,922
Total liabilities	213,279,521	49,013,142	44,181,797	213,930,413	30,483,263	550,888,136

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted cash flows referring to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from expectations. For example, it is expected that demand deposits of customers maintain a stable or increasing balance, and it is not expected that the unrecognized loan commitments are withdrawn immediately.

The gross cash inflows / (cash outflows) presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability or commitment.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, future rates contracts, interest rate options, other interest rate contracts, contracts of interest rate futures traded on an exchange and interest rate options traded on an exchange.

            60     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the financial liabilities in derivatives that will be settled at net value, grouped based on the period remaining from the date of the consolidated statement of financial position to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2012
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	219,816	28,204	196,946	606,202	801,822	1,852,990
Non-deliverable forwards	2,448,427	45,998	114,156	6,593	-	2,615,174
• Purchased	439,417	43,314	45,978	6,370	-	535,079
• Sold	2,009,010	2,684	68,178	223	-	2,080,095
Premiums of options	122,177	1,192	11,637	1,996	-	137,002
Total of derivative liabilities	2,790,420	75,394	322,739	614,791	801,822	4,605,166

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	148,506	45,594	57,298	305,596	224,566	781,560
Non-deliverable forwards	104,930	122,259	13,777	4,724	-	245,690
• Purchased	4,009	9,263	4,778	1,599	-	19,649
• Sold	100,921	112,996	8,999	3,125	-	226,041
Premiums of options	6,730	17,642	9,195	3,294	-	36,861
Total of derivative liabilities	260,166	185,495	80,270	313,614	224,566	1,064,111

Bradesco 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2012
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	59,992,777	-	-	-	-	-	59,992,777
Financial assets held for trading	28,613,415	5,238,445	2,215,141	40,735,254	23,626,185	11,411,127	111,839,567
Financial assets available for sale	18,411,205	706,356	517,265	11,011,326	45,390,233	5,524,463	81,560,848
Investments held to maturity	2,003	9,239	-	220,643	3,483,788	-	3,715,673
Assets pledged as collateral	14,472,932	60,287,471	1,019,023	19,656,101	10,697,772	-	106,133,299
Loans and advances to banks	50,283,971	26,825,756	5,088,339	10,621,724	1,443	-	92,821,233
Loans and advances to customers	37,725,170	71,775,553	43,464,674	98,750,891	17,936,140	-	269,652,428
Other financial assets (1)	20,699,966	178,997	211,486	8,796,320	343,539	-	30,230,308
Total financial assets	230,201,439	165,021,817	52,515,928	189,792,259	101,479,100	16,935,590	755,946,133

Liabilities
Deposits from banks	98,782,462	62,974,342	14,122,292	40,917,101	4,030,091	-	220,826,288
Deposits from customers (2)	122,542,557	14,323,104	10,054,554	63,126,416	724,679	-	210,771,310
Financial liabilities held for trading	2,790,513	182,250	202,157	486,821	388,241	-	4,049,982
Funds from securities issued	3,460,972	14,697,409	12,119,875	20,669,467	604,370	-	51,552,093
Subordinated debt	195,661	549,640	1,396,680	13,523,640	19,186,093	-	34,851,714
Insurance technical provisions and pension plans (2)	91,388,794	2,011,060	491,703	24,877,163	-	-	118,768,720
Other financial liabilities (3)	29,568,300	4,903,276	2,987,675	600,633	-	-	38,059,884
Total financial liabilities	348,729,259	99,641,081	41,374,936	164,201,241	24,933,474	-	678,879,991

            62     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2011
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	93,777,577	-	-	-	-	-	93,777,577
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	9,445,387	96,597,077
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers	35,661,204	67,729,071	39,982,240	87,353,692	15,148,742	-	245,874,949
Other financial assets (1)	17,103,138	371,749	113,665	7,598,272	247,408	-	25,434,232
Total financial assets	255,787,797	112,447,797	51,853,106	168,824,644	77,513,912	14,401,934	680,829,190

Liabilities
Deposits from banks	105,430,313	21,549,272	14,475,429	58,745,664	4,089,498	-	204,290,176
Deposits from customers (2)	105,721,822	13,788,522	11,507,322	84,284,286	1,018,986	-	216,320,938
Financial liabilities held for trading	204,584	183,418	76,070	176,072	107,066	-	747,210
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans (2)	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Other financial liabilities (3)	21,688,175	5,333,322	2,481,319	429,741	-	-	29,932,557
Total financial liabilities	308,830,453	51,462,390	41,665,212	197,053,440	19,932,767	-	618,944,262

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

Bradesco 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2012
	Current	Non-current	Total
Assets
Total financial assets	447,739,184	308,206,949	755,946,133
Non-current assets held for sale	532,898	164	533,062
Investments in associated companies	-	2,754,998	2,754,998
Property and equipment	-	4,532,355	4,532,355
Intangible assets and goodwill	-	7,755,665	7,755,665
Taxes to be offset	853,965	4,492,728	5,346,693
Deferred income tax assets	-	17,983,558	17,983,558
Other assets	3,550,772	2,783,463	6,334,235
Total non-financial assets	4,937,635	40,302,931	45,240,566
Total assets	452,676,819	348,509,880	801,186,699

Liabilities
Total financial liabilities	489,745,276	189,134,715	678,879,991
Other provisions	1,147,957	19,899,236	21,047,193
Current income tax liabilities	3,354,128	-	3,354,128
Deferred income tax liabilities	-	3,091,667	3,091,667
Other liabilities	22,705,285	762,045	23,467,330
Total non-financial liabilities	27,207,370	23,752,948	50,960,318
Total equity	-	71,346,390	71,346,390
Total liabilities and equity	516,952,646	284,234,053	801,186,699

	R$ thousand
	December 31, 2011
	Current	Non-current	Total
Assets
Total financial assets	420,088,700	260,740,490	680,829,190
Non-current assets held for sale	444,811	540	445,351
Investments in associated companies	-	2,390,466	2,390,466
Property and equipment	-	4,267,218	4,267,218
Intangible assets and goodwill	-	7,216,697	7,216,697
Taxes to be offset	449,459	4,123,468	4,572,927
Deferred income tax assets	-	17,093,388	17,093,388
Other assets	4,232,501	1,039,154	5,271,655
Total non-financial assets	5,126,771	36,130,931	41,257,702
Total assets	425,215,471	296,871,421	722,086,892

Liabilities
Total financial liabilities	401,958,055	216,986,207	618,944,262
Other provisions	1,153,356	16,773,094	17,926,450
Current income tax liabilities	2,595,660	163,318	2,758,978
Deferred income tax liabilities	-	2,246,508	2,246,508
Other liabilities	20,348,345	480,255	20,828,600
Total non-financial liabilities	24,097,361	19,663,175	43,760,536
Total equity	-	59,382,094	59,382,094
Total liabilities and equity	426,055,416	296,031,476	722,086,892

            64     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 7 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

Bradesco 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

December 31, 2012

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,012,561	-	3,026	46,015,587
Corporate debt and marketable equity securities	8,320,374	-	27,900,869	36,221,243
Bank debt securities	16,706,498	-	1,779,188	18,485,686
Mutual funds	7,650,252	-	-	7,650,252
Foreign governments securities	244,168	-	-	244,168
Financial assets held for trading	78,933,853	-	29,683,083	108,616,936
Derivative financial instruments	-	3,067,334	155,297	3,222,631
Derivative financial instruments (liabilities)	-	(3,913,211)	(136,771)	(4,049,982)
Derivatives	-	(845,877)	18,526	(827,351)
Brazilian government securities	63,861,957	-	103,509	63,965,466
Corporate debt securities	4,153,080	-	6,754,049	10,907,129
Bank debt securities	890,014	-	-	890,014
Brazilian sovereign bonds	273,776	-	-	273,776
Marketable equity securities and other stocks	5,147,619	-	376,844	5,524,463
Financial assets available for sale	74,326,446	-	7,234,402	81,560,848
Total	153,260,299	(845,877)	36,936,011	189,350,433

R$ thousand

December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	53,497,751	-	8,289	53,506,040
Corporate debt and marketable equity securities	4,759,124	-	19,692,211	24,451,335
Bank debt securities	9,096,264	-	1,727,199	10,823,463
Mutual funds	6,791,968	-	-	6,791,968
Foreign governments securities	21,951	-	28,141	50,092
Brazilian sovereign bonds	18,267	-	-	18,267
Financial assets held for trading	74,185,325	-	21,455,840	95,641,165
Derivative financial instruments	-	952,676	3,236	955,912
Derivative financial instruments (liabilities)	-	(733,027)	(14,183)	(747,210)
Derivatives	-	219,649	(10,947)	208,702
Brazilian government securities	31,247,291	8,915	78,383	31,334,589
Corporate debt securities	1,569,946	-	5,880,127	7,450,073
Bank debt securities	1,402,650	-	80,215	1,482,865
Brazilian sovereign bonds	24,324	-	-	24,324
Marketable equity securities and other stocks	4,400,135	-	556,412	4,956,547
Financial assets available for sale	38,644,346	8,915	6,595,137	45,248,398
Total	112,829,671	228,564	28,040,030	141,098,265

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs is observable and can be obtained, mainly, from BM&FBovespa and the secondary market. Other exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange. Those are classified as Level 2.

            66     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined from mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2012 and 2011:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2010	17,926,729	(1,676)	2,776,855	20,701,908
Included in the statement of income and other comprehensive income	2,028,189	(3,475)	670,734	2,695,448
Acquisitions, issuances and sales	1,500,922	(5,796)	2,808,540	4,303,666
Transfer levels	-	-	339,008	339,008
Balance on December 31, 2011	21,455,840	(10,947)	6,595,137	28,040,030
Included in the statement of income and other comprehensive income	2,399,821	(28,828)	1,251,096	3,622,089
Acquisitions, issuances and sales	5,951,615	58,301	(611,831)	5,398,085
Transfer levels	(124,193)	-	-	(124,193)
Balance on December 31, 2012	29,683,083	18,526	7,234,402	36,936,011

(1)  In 2012, the net derivatives included R$ 155,297  thousand of derivative assets and R$ 136,771  thousand of derivative liabilities (2011 – R$ 3,236 thousand of derivative assets and R$ 14,183 thousand of derivative liabilities).

Bradesco 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2012, 2011 and 2010:

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,462,474	-	782,702	3,245,176
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	376,913
Total	2,399,821	(28,828)	1,251,096	3,622,089

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	812,377	-	648,528	1,460,905
Net trading gains/(losses) realized and unrealized	(27,367)	(3,621)	850	(30,138)
Total	785,010	(3,621)	649,378	1,430,767

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2012, 2011 and 2010:

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	537
Total	29,365	(28,828)	537

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

            68     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(27,760)	(3,621)	(31,381)
Total	(27,760)	(3,621)	(31,381)

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Carrying amount		Fair value
	December 31		December 31
	2012	2011	2012	2011
Financial assets
Held to maturity	3,715,673	4,110,987	6,330,812	5,655,248
Loans and receivables
• Banks (1)	92,821,233	72,663,890	92,821,233	72,663,890
• Customers (1)	269,652,428	245,874,949	271,323,195	245,804,979

Financial liabilities
Deposits from banks	220,826,288	204,290,176	220,691,784	204,226,676
Deposits from customers	210,771,310	216,320,938	210,577,909	216,112,246
Funds from securities issued	51,552,093	41,630,969	51,746,171	41,880,541
Subordinated debt	34,851,714	26,910,091	36,349,149	27,709,424

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. For cases in which a market price was available, this was used as an estimate of fair value. For most floating-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on the discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bradesco 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the discounted cash flows based on a contractual basis and current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

The objective of Capital Management is to provide the conditions required to meet the Organization's strategic goals, taking into account the economic and commercial environments where it operates. This process is in line with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks.

This Capital Adequacy Process is monitored daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, as well as complying with regulatory capital requirements.

            70     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks from their activities, represented by the Required Reference Shareholders’ Equity (PRE). PRE is calculated taking into consideration, at least, the sum of the following portions:

Where:

Pepr: exposures weighed by the relevant risk weighting factor;

Pjur: the risk of operations subject to interest rate variations;

Pacs: the risk of operations subject to share price variations;

Pcom: the risk of operations subject to commodities prices variations;

Pcam: the risk of exposures to gold, foreign currency and operations subject to foreign exchange variation; and

Popr: amount related to operational risk.

In addition, the Organization is also required to maintain sufficient Reference Equity to face the risk of interest rates of operations not included in the trading portfolio (Banking Portfolio), which is calculated using the EVE (Economic Value Equity) methodology.

Bradesco 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2012 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation base - Capital Adequacy Ratio	R$ thousand
	Consolidated Financial Entities (1)		Consolidated Economic – Financial (2)
	December 31		December 31
	2012	2011	2012	2011
Consolidation Base – Capital Adequacy Ratio	70,047,459	55,581,664	70,047,459	55,581,664
Deduction of deferred charges according to CMN Resolution nº 3,444/07	(120,784)	(167,521)	(211,584)	(248,103)
Deduction of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	(4,228,707)	2,765,034	(4,228,707)	2,765,034
Non-controlling shareholders/others	189,066	186,035	588,194	615,258
Tier I Reference Equity	65,887,034	58,365,212	66,195,362	58,713,853
Sum of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	4,228,707	(2,765,034)	4,228,707	(2,765,034)
Subordinated debt according to CMN Resolution nº 3,444/07	26,637,742	15,630,207	26,637,742	15,630,207
Tier II Reference Equity	30,866,449	12,865,173	30,866,449	12,865,173
Total reference Equity (Tier I + Tier II)	96,753,483	71,230,385	97,061,811	71,579,026
Deduction of borrowing instruments according CMN Resolution nº 3,444/07	(128,153)	(103,484)	(128,153)	(103,484)
Reference Equity	96,625,330	71,126,901	96,933,658	71,475,542

(1)   Includes financial institutions authorized to operate under Brazilian Central Bank that are consolidated; and

(2)   Includes all consolidated and proportionate consolidated entities.

            72     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial and Consolidated Economic and Financial Conglomerate under a standardized approach:

Capital Requirement	R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2012	2011	2012	2011
Credit risk	55,944,948	48,139,653	55,344,917	47,421,691
Credit Operations (Non-Retail)	15,940,168	14,801,466	15,932,384	14,785,868
Credit Operations (Retail)	8,929,333	7,916,745	8,945,508	7,938,633
Guarantees	6,519,906	5,421,766	6,532,168	5,433,702
Tax credits	2,747,459	2,056,325	3,066,672	2,410,853
Credit Commitments	3,193,206	2,903,254	3,223,827	2,932,047
Securities, Derivatives and Interbank Investments	8,114,297	6,575,780	9,506,015	7,393,302
Other assets	10,500,579	8,464,317	8,138,343	6,527,286
Market Risk	7,238,821	1,926,942	7,280,700	1,926,942
Interest rate	6,370,985	1,801,866	6,370,985	1,801,866
• Fixed-rate in Real	2,004,700	186,124	2,004,700	186,124
• Foreign Currency Coupon	1,366,498	465,926	1,366,498	465,926
• Price Index Coupon	2,999,787	1,149,816	2,999,787	1,149,816
Shares	47,921	110,499	47,921	110,499
Commodities	12,711	14,577	12,711	14,577
Exposure to Gold, Foreign Currencies and Exchange(1)	807,204	-	849,083	-
Operational Risk	2,543,271	2,004,421	3,431,635	2,810,236
Corporate Finances	77,129	67,415	77,129	67,415
Trading and Sales	730,774	378,672	730,774	378,672
Retail	478,868	451,798	478,868	451,798
Commercial	727,380	609,351	727,380	609,351
Payments and Settlements	300,673	292,541	300,673	292,541
Financial Agent Services	113,059	93,818	113,059	93,818
Management of Asset	101,127	94,199	101,127	94,199
Retail Brokerage	14,261	16,627	14,261	16,627
Corporate debt securities	-	-	888,364	805,815
Required Reference Equity	65,727,040	52,071,016	66,057,252	52,158,869
Interest Rate Risk in the Banking Portfolio	2,110,607	1,180,108	3,055,582	2,141,215

(1) In accordance with Bacen Circular Letter 3,389/08, capital allocation is needed only if exposure value of gold, foreign currency and assets and liabilities subject to exchange rate variations is above 2% of Capital, otherwise capital allocation will be zero.

The Organization ended the year of 2012 with Required Reference Shareholders’ Equity (PRE) of R$ 66,057,252 thousand in the classification of "economic-financial consolidated," up R$ 13,898,383 thousand (+26.6%) from 2011.

The capital requirement for credit risk increased by R$ 7,923,226  thousand (+16.7%), mainly due to the increase in credit operations, securities, derivatives and interbank investments. The capital requirement for market risk increased by R$ 5,353,758  thousand (+277.8%), primarily due to the higher exposure in Brazilian Real Fixed Interest Rate and Price Index Coupon. Capital requirement for interest rate risk in the Banking Book was R$ 3,055,582  thousand in December, 2012. Capital requirement for operational risk amounts to R$ 3,431,635  thousand, up R$ 621,399  thousand (+22.1%), primarily in the lines of “Trading and Sales” and “Commercial”.

Bradesco 73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio is an indicator defined by the International Basel Committee on Banking Supervision which recommends that there be an 8% minimum ratio between capital and assets weighted by risk. In Brazil, the minimum ratio required is 11%, according to current regulations (Resolution nº 3,490/07 of the National Monetary Council, Circular nº 3,360/07 and Circular nº 3,477/09 Central Bank of Brazil).

	R$ thousand
	Consolidated Financial Entities		Consolidated Economic - Financial
	December 31		December 31
	2012	2011	2012	2011
Reference Shareholders' Equity (PR)	96,625,330	71,126,901	96,933,658	71,475,542
Required Reference Shareholders' Equity (PRE)	65,727,040	52,071,016	66,057,252	52,158,869
Margin	30,898,290	19,055,885	30,876,406	19,316,673
Capital Adequacy Ration	16.17%	15.03%	16.14%	15.07%

The Capital Adequacy Ratio for the Consolidated Economic and Financial closed the year 2012 at 16.14%, of which 11.02% is under Tier I Capital, thus exceeding the required minimum limits. Margin amounted to R$ 30,876,406  thousand, which enables an increase of up to R$ 337,222,123 thousand in loan operations (Retail).

3.6.  Insurance risk

Insurance risk is risk transferred by an insurance contract if loss events may occur in the future and there is uncertainty over the amount of damages resulting from such loss events. Within insurance risk, there is also underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy in relation to uncertainties over defining actuarial premises or technical reserves and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

            74     IFRS – International Financial Reporting Standards – December 2012

Uncertainties over estimated future claim payments

Claims are accrued as they occur. The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims relate to provisions for incurred but unreported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Asset and liability management (ALM)

The organization periodically analyzes flows of assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust tariffs practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis; (ii) algorithm checks and corporate system notifications (underwriting, issuance and claims); (iii) asset and liability management (ALM). In addition, we perform Liability Adequacy Tests (LATs) every six months to ascertain the adequacy of the amount recorded in technical reserves, in light of the appropriate premises for the real situation in the business being conducted.

Credit risk

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or its counterparty, of its respective financial obligations according to agreed terms, with credit agreement devaluation derived from the deteriorated risk classification of the borrower, and other values related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Insurance companies may be conservative and selective when choosing their partners, credit risk is obviously involved in purchasing reinsurance.

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for optional contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

Bradesco 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Re. Some admitted reinsurers participate with lower individual percentages, but all have a minimum rating of A- from S&P (or equivalent) and net worth of over US$1 billion, which reduces our credit risk in management's judgment.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolutional process for performing the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties in relation to credit ratings placed by risk rating agencies such as Fitch Ratings, Standard & Poor's, or Moody's.

As noted above, credit risk is managed on the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Regarding reinsurance operations, the Organization purchases reinsurance operations with a restricted group of reinsurers being given to IRB-Brasil Re the leadership of their contracts and all automatic optional contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and IRB-Brasil Re’s classification, issued by A.M.Best, is A-.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured is low, since in some cases coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization adopts a policy to manage exposure of its counterparties to reinsurance by restricting the reinsurers that may be used, and regularly assessing the impact of reinsurer delinquency.

Property insurance

Property insurance risk results from:

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

The nature of the insurance underwritten generally is of short duration.

            76     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms, i.e. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

Life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated to life insurance and private pension plans include:

•       Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•       Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

Bradesco 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       The technical areas have developed mechanisms, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as to obtain the capital that the businesses may require;

•       Persistence risks are managed through frequent monitoring of the experience when compared to market information. Management also defines rules on the management of persistence to monitor and implement specific initiatives to improve the renewal of policies that expire; and

•       The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•       Variations in cause, frequency and severity of indemnities of claims related to expectations;

•       Unforeseen claims resulting from isolated risk;

•       Incorrect pricing or inadequate subscription of risks; and

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flow (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•       Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•       The technical areas have developed mechanisms that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary to improve retention of policies that can prescribe;

•       The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•       Interest-rate risk is monitored as a part of market risk.

            78     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Results of sensitivity analysis

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

The sensitivity analysis was performed considering the same basis of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2012
	Interest rate	Longevity	Conversion to income
Impact on results and shareholders’ equity after taxes and contributions (%)	-5%	+0.002%	+5%
PGBL and VGBL (contributing period)	(170,068)	(58,105)	(88,619)
Tradicional plans (contributing period)	(70,856)	(23,671)	(69,207)
All plans(retirement benefit period)	(83,117)	(46,017)	-
Total	(324,041)	(127,793)	(157,826)

The scenario was also applied for individual life insurance considering the variations noted above and was not identified any additional value in addition of those already constituted that could affect the shareholders’ equity and results of the year.

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross reinsurance		Net reinsurance
	December 31,
	2012	2011	2012	2011
Auto	(18,330)	(16,889)	(18,330)	(16,889)
RE (Elementary branch)	(6,672)	(5,711)	(5,088)	(4,301)
Life	(18,017)	(25,348)	(17,934)	(25,160)
Health	(46,194)	(37,096)	(46,194)	(37,096)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear, greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization  financial position may vary on the occasion of any movement occurring in the market. For example, risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Bradesco 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2012	2011
Auto	3,063,941	2,873,631
RE (Elementary branch)	1,040,685	844,168
DPVAT (Personal Injury Caused by Automotive Vehicles)	461,968	424,036
Individual health	1,218,587	1,165,555
Company health plan	7,818,542	6,420,406
Life insurance	3,910,500	3,360,571
VGBL	17,596,738	14,723,541
PGBL	1,932,090	1,805,052
Traditional	1,341,189	1,256,292

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the report amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

            80     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see note 2(e)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

We periodically adjust our allowance for impairment on loans and advances based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loans and advances at the end of each period.

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by nature dependent on judgment of the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD in December 31, 2012, would have increased the allowance for impairment by R$ 243 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

Bradesco 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The process to determine the level of provision for losses on impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income-tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes of. Our assessment of the possibility that a deferred tax assets could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(p). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

            82     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and certificated savings plans through the subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial, which is in accordance with the accounting practices adopted in Brazil, and non-financial information measured on different bases.

The main assumptions for segment of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Bradesco 83

Information by operating segment, reviewed by the Organization and corresponding to the years 2012, 2011 and 2010, is shown below:

	R$ thousand
	Year ended December 31, 2012
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,187,027	43,492,965
Net fee and commission income	13,885,450	1,233,278	(2,313,933)	12,804,795
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,214	2,110,113
Net gains/(losses)on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) of foreign exchange operations	(1,589,833)	-	638,448	(951,385)
Income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income	(949,721)	3,823,680	1,593,759	4,467,718
Impairment of loans and advances	(10,925,404)	-	(584,775)	(11,510,179)
Personnel expenses	(10,586,643)	(1,017,702)	(52,077)	(11,656,422)
Other administrative expenses	(11,592,512)	(932,226)	624,355	(11,900,383)
Depreciation and amortization	(1,459,721)	(114,214)	(964,325)	(2,538,260)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,197,363	(8,528,664)
Operating expense	(44,914,861)	(2,439,588)	1,220,541	(46,133,908)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,687,394	14,631,570
Equity in the earnings of associates	752,353	108,302	10,007	870,662
Income before income taxes	7,954,647	5,850,184	1,697,401	15,502,232
Income tax and social contribution	(273,930)	(2,196,399)	(1,680,209)	(4,150,538)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(102,919,344)	801,186,699
Investments in associated companies	1,587,922	1,089,644	77,432	2,754,998
Total liabilities	679,490,290	133,940,353	(83,590,334)	729,840,309

            84     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	956,849	35,611,286
Net fee and commission income	11,989,868	1,079,597	(2,235,132)	10,834,333
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,302)	(608,270)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,917	2,625,813
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Operating income	1,798,206	3,287,538	373,276	5,459,020
Impairment of loans and advances	(9,275,421)	-	979,270	(8,296,151)
Personnel expenses	(10,082,575)	(950,749)	(117,646)	(11,150,970)
Other administrative expenses	(10,805,456)	(1,051,456)	379,778	(11,477,134)
Depreciation and amortization	(1,615,437)	(77,828)	(427,070)	(2,120,335)
Other operating income/(expenses)	(4,933,149)	(481,628)	556,075	(4,858,702)
Operating expense	(36,712,038)	(2,561,661)	1,370,407	(37,903,292)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	465,400	14,001,347
Equity in the earnings of associates	585,281	100,103	(3,262)	682,122
Income before income taxes	9,041,039	5,180,292	462,138	14,683,469
Income tax and social contribution	(1,305,702)	(1,850,139)	(438,186)	(3,594,027)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(59,683,933)	722,086,892
Investments in associated companies	1,338,976	1,051,490	-	2,390,466
Total liabilities	602,191,149	109,511,404	(48,997,755)	662,704,798

Bradesco 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2010
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	28,223,501	2,823,860	1,723,930	32,771,291
Net fee and commission income	10,450,714	975,142	(2,031,318)	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	906,333	(1,068)	1,307,468	2,212,733
Net gains/(losses) on financial instruments classified as available for sale	97,652	418,846	237,918	754,416
Net gains/(losses) of foreign exchange operations	336,578	-	(1,019,539)	(682,961)
Income from insurance and pension plans	-	2,554,366	23,364	2,577,730
Operating income	1,340,563	2,972,144	549,211	4,861,918
Impairment of loans and advances	(6,354,670)	-	598,545	(5,756,125)
Personnel expenses	(7,944,012)	(762,840)	(87,165)	(8,794,017)
Other administrative expenses	(9,018,558)	(1,046,476)	303,589	(9,761,445)
Depreciation and amortization	(1,539,117)	(1,418)	(425,898)	(1,966,433)
Other operating income/(expenses)	(6,111,529)	(354,148)	463,014	(6,002,663)
Operating expense	(30,967,886)	(2,164,882)	852,085	(32,280,683)
Income before income taxes and equity in the earnings of associates	9,046,892	4,606,264	1,093,908	14,747,064
Equity in the earnings of associates	323,983	148,448	104,622	577,053
Income before income taxes	9,370,875	4,754,712	1,198,530	15,324,117
Income tax and social contribution	(2,416,284)	(1,771,955)	(1,083,685)	(5,271,924)
Net income for the year	6,954,591	2,982,757	114,845	10,052,193
Attributable to controlling shareholders	6,943,764	2,912,981	82,830	9,939,575
Attributable to non-controlling interest	10,827	69,776	32,015	112,618
Total assets	548,664,554	105,026,136	(50,736,666)	602,954,024
Investments in associated companies	431,894	1,866,306	-	2,298,200
Total liabilities	500,501,943	92,604,260	(41,310,744)	551,795,459

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2012, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in 2012, 2011 and 2010.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

            86     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Interest and similar income
Loans and advances to banks	6,800,239	9,194,044	6,059,777
Loans and advances to customers:
- Loan operations	47,460,302	43,975,833	35,552,902
- Leasing transactions	1,080,916	1,489,851	2,212,121
Financial assets:
- For trading	7,831,848	9,076,069	6,398,665
- Available for sale	6,434,573	3,373,070	3,342,997
- Held to maturity	589,835	360,835	438,485
Pledged as collateral	9,090,234	8,744,459	6,862,222
Compulsory deposits with the Central Bank	3,808,229	6,112,337	2,869,307
Other financial interest income	37,540	40,774	35,707
Total	83,133,716	82,367,272	63,772,183

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(48,582)	(46,693)	(38,521)
- Funding in the open market	(11,756,969)	(13,996,866)	(9,981,262)
- Borrowings and onlending	(2,349,470)	(5,775,844)	(851,093)
Deposits from customers:
- Savings accounts	(3,623,935)	(3,754,755)	(2,964,110)
- Time deposits	(7,551,805)	(11,198,180)	(8,329,374)
Funds from securities issued	(3,439,688)	(2,490,536)	(730,443)
Subordinated debt	(2,884,331)	(2,787,681)	(2,022,578)
Technical insurance and pension plans	(7,985,971)	(6,705,431)	(6,083,511)
Total	(39,640,751)	(46,755,986)	(31,000,892)

Net interest income	43,492,965	35,611,286	32,771,291

Bradesco 87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Fee and commission income
Credit cards	4,075,501	3,495,161	2,865,529
Current accounts	3,244,851	2,786,427	2,360,606
Collections	1,301,843	1,204,277	1,081,498
Fund management	843,868	787,921	765,059
Guarantees	776,684	614,926	566,274
Custody and brokerage services	482,883	419,872	449,453
Consortium management	613,234	526,562	433,234
Collection of taxes, utility bills and similar	318,495	312,064	286,706
Interbank fee	31,250	27,802	23,265
Other	1,152,577	693,299	589,861
Total	12,841,186	10,868,311	9,421,485

Fee and commission expenses
Financial system services	(36,391)	(33,978)	(26,947)

Net fee and commission income	12,804,795	10,834,333	9,394,538

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2012	2011	2010
Derivative financial instruments	(2,303,168)	(1,474,926)	2,057,723
Fixed income securities	4,027,119	1,432,918	163,215
Variable income securities	386,162	(566,262)	(8,205)
Total	2,110,113	(608,270)	2,212,733

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2012	2011	2010
Variable income securities (1)	(982,738)	252,974	345,981
Fixed income securities	2,761,028	(14,368)	299,235
Dividends received	117,684	126,696	109,200
Total	1,895,974	365,302	754,416

(1)    Includes in 2012, impairment losses of R$ 1,170,038 thousand.

10)  Net gains/(losses) of foreign currency transactions

Net gains and losses of foreign currency transactions basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

            88     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2012	2011	2010
Premiums written	37,899,360	32,136,300	26,136,471
Supplemental pension plan contributions	3,273,485	3,061,682	2,541,130
Coinsurance premiums ceded	(198,281)	(190,724)	(127,307)
Premiums returned	(500,468)	(418,791)	(362,060)
Net premiums	40,474,096	34,588,467	28,188,234
Reinsurance premiums	(297,351)	(272,924)	(194,118)
Premiums retained from insurance and pension plans	40,176,745	34,315,543	27,994,116

Changes in the provision for insurance	(19,975,166)	(15,453,221)	(12,248,846)
Changes in the provision for private pension plans	(3,350,935)	(2,759,184)	(2,023,396)
Changes in the insurance technical provisions and pension plans	(23,326,101)	(18,212,405)	(14,272,242)

Reported indemnities	(13,311,414)	(11,975,875)	(9,619,861)
Claims expenses	(142,206)	(155,519)	(260,188)
Recovery of ceded coinsurance	132,065	217,943	216,253
Recovery of reinsurance	292,659	138,154	114,821
Salvage recoveries	229,207	209,340	175,992
Changes in the IBNR provision	(324,144)	397,345	(204,446)
Retained claims	(13,123,833)	(11,168,612)	(9,577,429)

Commissions on premiums	(1,535,764)	(1,343,695)	(1,193,571)
Recovery of commissions	21,794	34,386	37,225
Fees	(730,423)	(441,965)	(321,346)
Brokerage expenses - private pension plans	(199,358)	(190,035)	(161,827)
Changes in deferred commissions	129,956	82,958	72,804
Selling expenses for insurance and pension plans	(2,313,795)	(1,858,351)	(1,566,715)

Income from insurance and pension plans	1,413,016	3,076,175	2,577,730

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2012	2011	2010
Loans and advances:
Impairment losses	(15,405,855)	(12,194,183)	(9,569,655)
Recovery of credits charged-off as loss	3,000,904	2,799,169	2,676,883
Reversal of impairment	894,772	1,098,863	1,136,647
Total	(11,510,179)	(8,296,151)	(5,756,125)

Bradesco 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2012	2011	2010
Salaries	(5,409,712)	(4,880,681)	(4,054,876)
Benefits	(2,432,357)	(2,213,852)	(1,786,066)
Social charges	(2,081,118)	(1,836,000)	(1,547,423)
Employee profit sharing	(1,017,125)	(930,270)	(796,172)
Provision for labor disputes	(588,878)	(1,133,644)	(507,714)
Training	(127,232)	(156,523)	(101,766)
Total	(11,656,422)	(11,150,970)	(8,794,017)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2012	2011	2010
Third party services	(3,491,155)	(3,700,482)	(3,146,756)
Communications	(1,582,940)	(1,532,943)	(1,372,520)
Data processing	(924,532)	(769,741)	(709,840)
Transportation	(852,372)	(770,278)	(629,144)
Rent	(757,698)	(644,527)	(567,334)
Advertising, promotions and public relations	(727,570)	(882,143)	(761,096)
Financial system	(652,457)	(541,231)	(398,298)
Maintenance and conservation of assets	(567,201)	(517,870)	(423,443)
Security and surveillance	(425,940)	(331,815)	(272,423)
Materials	(315,204)	(371,027)	(290,282)
Advances to FGC (Deposit Guarantee Association)	(290,702)	(295,064)	(259,957)
Water, electricity and gas	(251,807)	(224,936)	(206,990)
Travel	(136,391)	(158,652)	(121,845)
Other	(924,414)	(736,425)	(601,517)
Total	(11,900,383)	(11,477,134)	(9,761,445)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2012	2011	2010
Amortization expenses	(1,501,125)	(1,130,243)	(1,010,341)
Depreciation expenses	(1,037,135)	(990,092)	(956,092)
Total	(2,538,260)	(2,120,335)	(1,966,433)

            90     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2012	2011	2010
Expenses with taxes other than income tax	(3,871,468)	(3,536,225)	(3,014,917)
Expenses of contingencies	(788,992)	(1,254,214)	(788,829)
Changes in monetary liabilities	(838,540)	(1,040,207)	(503,353)
Income from sales of non-current assets, investments, and property and equipment, net (1)	584,318	(246,323)	(304,743)
Other (2)	(3,613,982)	1,218,267	(1,390,821)
Total	(8,528,664)	(4,858,702)	(6,002,663)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    In 2012, includes impairment losses and in 2011, includes revenues from tax credits to offset and bargain purchase gain related to the BERJ acquisition.

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2012	2011	2010
Income before income tax and social contribution	15,502,232	14,683,469	15,324,117
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(6,200,893)	(5,873,388)	(6,129,647)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	348,265	272,848	230,821
Foreign exchange variations	726,799	956,878	(364,763)
Non-deductible expenses net of non-taxable income	(503,378)	(428,667)	(292,652)
Interest on equity (paid and payable)	1,304,523	1,173,595	985,815
Effect of social contribution rate differences (1)	177,046	153,261	130,948
Other	(2,900)	151,446	167,554
Income tax and social contribution for the year	(4,150,538)	(3,594,027)	(5,271,924)
Effective rate	26.77%	24.48%	34.40%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

Bradesco 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Current taxes:
Income tax and social contribution due	(6,628,903)	(5,268,788)	(6,052,588)
Deferred taxes:
Addition/realization on temporary differences	2,548,562	1,894,882	1,034,023
Use of initial balances from:
Negative social contribution losses	(151,777)	(120,505)	(72,954)
Income tax loss	(178,052)	(264,594)	(301,294)
Addition on:
Negative social contribution losses	150,424	147,875	62,034
Income tax loss	109,208	17,103	58,855
Total deferred tax expense	2,478,365	1,674,761	780,664
Income tax and social contribution	(4,150,538)	(3,594,027)	(5,271,924)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2011	Additions	Realization	Balance on December 31, 2012
Provisions of impairment of loans and advances	10,214,117	6,626,787	5,234,722	11,606,182
Provision for contingencies	6,249,340	1,733,167	651,681	7,330,826
Adjustment to market value of securities	724,809	13,141	311,479	426,471
Others	1,766,569	1,394,750	1,002,391	2,158,928
Total tax assets on temporary differences	18,954,835	9,767,845	7,200,273	21,522,407
Income tax and social contribution losses in Brazil and abroad	1,758,894	259,632	329,829	1,688,697
Subtotal	20,713,729	10,027,477	7,530,102	23,211,104
Social contribution - MP 2158-35 (change in tax law)	144,644	-	3,800	140,844
Total deferred tax assets (1)	20,858,373	10,027,477	7,533,902	23,351,948
Deferred taxes liabilities (1)	6,011,493	3,116,323	667,759	8,460,057
Net deferred taxes (1)	14,846,880	6,911,154	6,866,143	14,891,891

            92     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2010	Balances acquired	Additions	Realization	Balance on December 31, 2011
Provisions of impairment of loans and advances	8,507,774	61,467	4,980,904	3,336,028	10,214,117
Provision for contingencies	4,425,863	30,279	2,368,542	575,344	6,249,340
Adjustment to market value of securities	160,971	-	610,197	46,359	724,809
Others	3,160,682	149,286	685,280	2,228,679	1,766,569
Total tax assets on temporary differences	16,255,290	241,032	8,644,923	6,186,410	18,954,835
Income tax and social contribution losses in Brazil and abroad	721,748	1,257,267	164,978	385,099	1,758,894
Subtotal	16,977,038	1,498,299	8,809,901	6,571,509	20,713,729
Social contribution - MP 2158-35 (change in tax law)	157,813	-	-	13,169	144,644
Total deferred tax assets (1)	17,134,851	1,498,299	8,809,901	6,584,678	20,858,373
Deferred taxes liabilities (1)	6,381,603	-	515,847	885,957	6,011,493
Net deferred taxes (1)	10,753,248	1,498,299	8,294,054	5,698,721	14,846,880

(1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2012 was            R$ 5,368,390 thousand and 2011 – R$ 3,764,985 thousand.

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2013	3,966,521	2,336,336	246,075	247,154	6,796,086
2014	3,918,127	2,299,424	305,204	364,520	6,887,275
2015	3,723,929	2,172,973	196,003	168,713	6,261,618
2016	637,494	359,749	32,787	77,708	1,107,738
2017	1,390,967	716,887	119,535	71,842	2,299,231
Total	13,637,038	7,885,369	899,604	929,937	23,351,948

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2012	2011
Timing differences of depreciation – finance leasing	2,390,590	3,416,414
Adjustment to market values of derivative financial instruments	4,473,748	1,504,120
Others	1,595,719	1,090,959
Total	8,460,057	6,011,493

Bradesco 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2012			December 31, 2011			December 31, 2010
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	7,679,798	(3,061,838)	4,617,960	(763,425)	294,978	(468,447)	651,063	(260,425)	390,638
Exchange differences on translations of foreign operations	46,196	(18,479)	27,717	389	(155)	234	(11,708)	4,683	(7,025)
Total	7,725,994	(3,080,317)	4,645,677	(763,036)	294,823	(468,213)	639,355	(255,742)	383,613

g)      Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

            94     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2012	2011	2010
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,408,752	5,221,168	4,732,423
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	5,942,942	5,736,886	5,207,152
Weighted average number of ordinary shares outstanding (thousands)	1,909,848	1,908,949	1,880,830
Weighted average number of preferred shares outstanding (thousands)	1,907,702	1,906,822	1,881,367
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.83	2.74	2.52
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.12	3.01	2.77

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2012	2011
Cash in local currency	8,893,652	16,123,156
Cash in foreign currency	3,146,593	6,443,564
Restricted deposits in the Brazilian Central Bank (1)	47,952,417	71,210,757
Others	115	100
Total	59,992,777	93,777,577

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2012	2011
Cash in local currency	8,893,652	16,123,156
Cash in foreign currency	3,146,593	6,443,564
Short-term interbank investments (1)	35,478,051	14,286,306
Others	115	100
Total	47,518,411	36,853,126

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

Bradesco 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2012	2011
Securities
Brazilian government securities	46,015,587	53,506,040
Corporate debt and marketable equity securities	36,221,243	24,451,335
Bank debt securities	18,485,686	10,823,463
Mutual funds	7,650,252	6,791,968
Foreign governments securities	244,168	50,092
Brazilian sovereign bonds	-	18,267

Derivative financial instruments	3,222,631	955,912

Total	111,839,567	96,597,077

Maturity

	R$ thousand
	December 31
	2012	2011
Maturity of up to one year	36,067,001	41,467,436
Maturity of one to five years	40,735,254	32,801,491
Maturity of five to 10 years	22,517,238	12,015,342
Maturity of over 10 years	1,108,947	867,421
No stated maturity	11,411,127	9,445,387
Total	111,839,567	96,597,077

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 8,609,468   thousand and R$ 59,224,886 thousand in 2012 and 2011, respectively, as disclosed in  Note 23 "Assets Pledged as Collateral”.

The Organization in 2012 maintained a total of R$ 10,044,456  thousand (2011 – R$ 2,187,031 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) included in securities and trading securities totaled R$ 392,100  thousand (2011 – R$ 31,025 thousand and 2010 – R$ 56,386 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$ 361,075  thousand through 2012 against 2011's R$ (25,361) thousand.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2012	2011
Derivative financial instruments	4,049,982	747,210
Total	4,049,982	747,210

            96     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

Bradesco 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2012	2011	2012	2011
Futures contracts
• Interest rate futures
Purchases	130,181,209	38,265,325	10,494	569
Sales	441,870,992	167,790,622	(26,986)	(12,554)
• In foreign currency
Purchases	3,804,690	1,533,988	-	-
Sales	30,645,872	23,057,379	-	-
• Others
Purchases	25,963	3,981	-	-
Sales	1,336,588	1,111,109	-	-

Options
• Interest rates
Purchases	61,765,403	11,169,630	184,358	18,504
Sales	79,976,227	11,288,350	(139,680)	(93)
• In foreign currency
Purchases	536,505	577,532	2,555	6,987
Sales	347,040	1,031,848	(3,743)	(17,261)
• Others
Purchases	695,710	501,207	15,283	2,092
Sales	662,970	778,119	(15,322)	(19,593)

Forward operations
• In foreign currency
Purchases	20,068,292	12,559,145	290,016	330,143
Sales	8,314,349	9,365,155	(847,890)	(162,197)
• Others
Purchases	411,994	7,012	1,768,413	22,984
Sales	1,396,530	85,827	(1,762,143)	(81,918)

Swap contracts
• Asset position
Interest rate swaps	15,140,812	9,555,701	356,414	202,551
Currency swaps	21,030,812	16,220,132	595,098	372,082
• Liability position
Interest rate swaps	14,946,865	10,461,799	(773,255)	(274,317)
Currency swaps	21,527,465	15,192,994	(480,963)	(179,277)

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

            98     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has the following economic hedging operations, however, as mentioned in Note 2(e) (iii), these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 34).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

Bradesco 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	55,637,691	8,328,123	(348)	63,965,466
Corporate debt securities	10,162,602	985,321	(240,794)	10,907,129
Bank debt securities	820,744	133,296	(64,026)	890,014
Brazilian sovereign bonds	239,105	76,362	(41,691)	273,776
Marketable equity securities and other stocks	5,270,528	790,624	(536,689)	5,524,463
Balance on December 31, 2012	72,130,670	10,313,726	(883,548)	81,560,848

Brazilian government securities	27,536,935	3,797,932	(278)	31,334,589
Corporate debt securities	7,331,006	289,320	(170,253)	7,450,073
Bank debt securities	1,460,574	65,404	(43,113)	1,482,865
Brazilian sovereign bonds	22,684	119,406	(117,766)	24,324
Marketable equity securities and other stocks	6,295,340	427,172	(1,765,965)	4,956,547
Balance on December 31, 2011	42,646,539	4,699,234	(2,097,375)	45,248,398

Maturity

	R$ thousand
	December 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	19,614,840	19,634,826	784,902	755,038
From 1 to 5 years	9,889,937	11,011,326	2,536,462	2,597,840
From 5 to 10 years	26,134,955	29,633,449	14,101,113	15,596,741
Over 10 years	11,220,410	15,756,784	18,928,722	21,342,232
No stated maturity	5,270,528	5,524,463	6,295,340	4,956,547
Total	72,130,670	81,560,848	42,646,539	45,248,398

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 23,343,375   thousand and R$ 6,702,123 thousand in 2012 and 2011, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2012, the Organization maintained a total of R$ 113,944 thousand (2011 – R$ 6,892 thousand) financial assets available for sale pledged as a guarantee for liabilities.

During 2012, we have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 1,170,038  thousand in 2012 (2011 – R$ 515 thousand and 2010 – R$ 429 thousand).

            100     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	3,659,576	2,623,544	-	6,283,120
Brazilian sovereign bonds	56,097	3,949	(12,354)	47,692
Balance on December 31, 2012	3,715,673	2,627,493	(12,354)	6,330,812

Securities:
Brazilian government securities	3,490,502	1,594,276	-	5,084,778
Brazilian sovereign bonds	620,485	41,807	(91,822)	570,470
Balance on December 31, 2011	4,110,987	1,636,083	(91,822)	5,655,248

Maturity

	R$ thousand
	December 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	11,242	11,374	733,812	682,881
From 1 to 5 years	220,643	244,747	207,601	217,555
From 5 to 10 years	1,721,156	2,692,694	1,531,615	2,129,206
Over 10 years	1,762,632	3,381,997	1,637,959	2,625,606
Total	3,715,673	6,330,812	4,110,987	5,655,248

The financial instruments granted as guarantees, which totaled R$ 267,421  thousand and R$ 292,531 thousand in 2012 and 2011, respectively, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2012	2011
Held for trading (1)	8,609,468	59,224,886
Brazilian government securities	8,609,468	59,224,886
Available for sale (1) (2)	23,343,375	6,702,123
Brazilian government securities	19,308,061	3,465,119
Corporate debt securities	3,431,710	1,913,034
Brazilian sovereign bonds	149,284	791,212
Bank debt securities	454,320	532,758
Held to maturity	267,421	292,531
Brazilian sovereign bonds	267,421	292,531
Loans and advances to banks	73,913,035	30,902,540
Interbank liquidity investments	73,913,035	30,902,540
Total	106,133,299	97,122,080

(1)  From the total amount of held of trading and available for sale, R$ 30,442,243 thousand relates to Level 1 (2011 – R$ 65,723,811 thousand) and R$ 1,510,600 thousand relates to Level 3 (2011 – R$ 203,198 thousand). During 2012, there were no transfer Level.

(2)  Includes gains in 2012 of R$ 1,252,307 thousand (2011 – R$ 355,804 thousand) and losses of R$ 3,827 thousand (2011 –  R$ 10,593 thousand).

Bradesco 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$ 103,661,849 thousand (2011 –         R$ 89,724,304 thousand) may be repledged and R$ 2,471,450  thousand (2011 – R$ 7,397,776 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2012, classified as held to maturity totaled R$ 271,237  thousand (2011 – R$ 331,366 thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2012	2011
Repurchase agreements (1)	68,668,469	41,787,144
Loans to financial institutions	24,186,696	30,930,505
Impairment of loans and advances	(33,932)	(53,759)
Total	92,821,233	72,663,890

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 209,267  thousand in 2012 (2011 – R$ 5,770,388 thousand).

25)  Loans and advances to customers

	R$ thousand
	December 31
	2012	2011
Working capital	53,298,176	49,461,882
Onlending BNDES/Finame	35,703,861	35,398,656
Vehicles – CDC (Direct consumer credit)	33,821,051	30,651,218
Personal credit	32,286,723	24,617,722
Financing and export	22,665,551	20,504,778
Credit card	22,646,420	20,252,191
Housing loans	22,302,967	15,930,568
Rural loans	11,580,061	11,036,251
Guaranteed account	9,800,968	9,671,487
Leasing	8,035,454	11,550,838
Import	6,580,312	5,072,822
Overdraft facilities	2,988,632	2,745,695
Receivable insurance premiums	2,893,506	2,472,923
Others	25,086,440	24,154,584
Total Portfolio	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Total of net loans and advances to customers	269,652,428	245,874,949

            102     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	December 31
	2012	2011
At the beginning of the year	17,646,666	15,355,736
Impairment of loans and advances	11,510,179	8,296,151
Recovery of credits charged-off as loss	3,000,904	2,799,169
Write-offs	(12,120,055)	(8,804,390)
At the end of the year	20,037,694	17,646,666

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2012	2011
Gross investments in financial leases receivable:
Up to one year	4,443,728	6,123,886
From one to five years	3,546,825	5,370,132
Over five years	44,901	56,820
Impairment loss on finance leases	(752,178)	(1,027,015)
Net investment	7,283,276	10,523,823

Net investments in finance leases:
Up to one year	4,001,849	5,470,640
From one to five years	3,237,738	4,998,365
Over five years	43,689	54,818
Total	7,283,276	10,523,823

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2012	2011
Assets not for own use
Vehicles and related	222,765	245,901
Properties	296,365	189,289
Machinery and equipment	11,463	9,000
Others	2,469	1,161
Total	533,062	445,351

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

Bradesco 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies

a.   Breakdown of investments in associated companies

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (3)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	532,518	125,908	11,511,230	9,004,344	952,801	378,120
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
NCR Brasil Indústria de Equipamentos para Automação S.A.	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Total on December 31, 2012			2,754,998	870,662

BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (2)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total on December 31, 2011			2,390,466	682,122

            104     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	94,543	13,069	5,600,916	5,128,201	4,507,300	65,345
BIU Participações S.A.	33.84%	33.84%	70,117	30,021	329,722	25,988	5,578	74,563
Cielo S.A.	28.65%	28.65%	766,699	513,968	4,268,875	3,045,530	4,247,094	1,768,171
Cia. Brasileira de Soluções e Serviços – Alelo (2)	45.00%	45.89%	212,482	39,622	1,498,101	1,277,787	106,594	88,049
CPM Braxis S.A. (5)	25.34%	20.19%	-	(118,107)	-	-	581,829	(457,187)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	38,543	2,241	110,006	17,905	2,801	5,357
Fidelity Processadora S.A.	49.00%	49.00%	230,813	5,393	606,790	135,743	503,994	11,006
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	453,109	65,118	8,617,837	6,461,159	978,073	284,231
Integritas Participações S.A. (2)	22.32%	22.32%	431,894	25,728	718,498	21,036	2,094	98,897
Total on December 31, 2010			2,298,200	577,053

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Company disposed in 2012;

(4)    Bradesco has a board member at IRB with voting rights, which results in significant influence; and

(5)   Company disposed in 2011.

In 2012, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo based on the market price, was R$ 10,695,518  thousand (2011 - R$ 7,538,222 thousand). The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	December 31, 2012	December 31, 2011
Initial balances	2,390,466	2,298,200
Acquisition of associated companies	97,432	111,826
Equity in net income of associated companies	870,662	682,122
Dividends/Interest on capital	(476,506)	(489,200)
Disposal of associated companies (1) (2)	(127,056)	(212,482)
Final balances	2,754,998	2,390,466

(1)   In 2012, decrease of investment refers todisposal of Company BIU Participações S.A.; and

(2)   In 2011, disposal of investment due to proportionate consolidation of the Cia. Brasileira de Soluções e Serviços - Alelo, which has started to be considered a joint venture.

Bradesco 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Joint ventures

Company	R$ thousand
	Total	Shareholding interest with voting rights	Total current assets (1)	Total non-current assets (1)	Total current liabilities (1)	Total non-current liabilities (1)	Revenue (1)	Expenses (1)	Net income (losses) for the year (1)
Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	355,547	47,058	286,177	125	195,637	(190,124)	5,513
Cia. Leader de Promoção de Vendas (2)	50.00%	50.00%	17,838	1,152	18,060	-	52,595	(51,658)	937
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	364,932	4,160	310,836	-	396,100	(347,400)	48,700
Cia Brasileira de Soluções e Serviços – Alelo (3)	50.01%	50.01%	2,480,777	415,804	2,436,091	8,565	914,365	(754,317)	160,048
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	121,793	56,644	66,949	26,336	173,430	(176,914)	(3,484)
Golbert Participações Ltda (3) (4) (5)	50.01%	50.01%	-	-	-	-	3,616	(24,655)	(21,039)
Others			5,989	257,698	5,960	-	12	(88)	(76)
Balance on December 31, 2012			3,346,876	782,516	3,124,073	35,026	1,735,755	(1,545,156)	190,599

Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	456,193	47,737	392,148	-	190,206	(174,382)	15,824
Cia. Leader de Promoção de Vendas (2)	50.00%	50.00%	17,120	1,302	18,023	-	43,468	(43,017)	451
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	276,019	4,305	245,023	-	329,455	(276,098)	53,357
Cia Brasileira de Soluções e Serviços – Alelo (3)	50.01%	50.01%	1,946,621	301,074	1,908,218	9,588	816,011	(640,270)	175,741
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	66,614	51,268	39,244	57,261	246,175	(201,568)	44,607
Kartra Participações Ltda (3) (4)	50.01%	50.01%	-	55,611	-	-	-	-	-
Golbert Participações Ltda (3) (4)	50.01%	50.01%	21,467	183,367	36,652	-	2,097	(152)	1,945
Balance on December 31, 2011			2,784,034	644,664	2,639,308	66,849	1,627,412	(1,335,487)	291,925

(1)    100% of investee company's values;

(2)    Companies consolidated using balance sheets with lag in relation to the reporting date of the financial statements;

(3)    Companies proportionally consolidated, considered “joint ventures”;

(4)    Companies created by Cia. Brasileira de Soluções e Serviços – Alelo in 2011; and

(5)    Company  incorporated by Ibi Promotora de Vendas Ltda. in 2012.

The Organization does not have any contingent liability relating to investments in joint ventures, for which it is partially or fully responsible.

            106     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	949,713	(487,775)	461,938
Land	-	488,292	-	488,292
Installations, properties and equipment for use	10%	4,683,739	(2,453,029)	2,230,710
Security and communications systems	10%	229,765	(154,439)	75,326
Data processing systems	20% - 50%	1,909,196	(1,307,227)	601,969
Transportation systems	20%	54,472	(30,210)	24,262
Financial leasing of data processing systems	20% - 50%	2,514,555	(1,864,697)	649,858
Balance on December 31, 2012		10,829,732	(6,297,377)	4,532,355

Buildings	4%	874,061	(480,368)	393,693
Land	-	454,956	-	454,956
Installations, properties and equipment for use	10%	4,285,168	(2,175,808)	2,109,360
Security and communications systems	10%	224,474	(144,675)	79,799
Data processing systems	20% - 50%	1,858,789	(1,225,988)	632,801
Transportation systems	20%	61,145	(33,822)	27,323
Financial leasing of data processing systems	20% - 50%	2,104,717	(1,535,431)	569,286
Balance on December 31, 2011		9,863,310	(5,596,092)	4,267,218

Depreciation charges for 2012 amounted to R$ 1,037,135  thousand (2011 - R$ 990,092 thousand and 2010 - R$ 956,092 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 39 for disclosure of the obligation.

Bradesco 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2010	350,353	432,478	1,483,374	79,418	1,306,900	12,697	4,061	3,669,281
Additions	71,555	24,941	1,041,137	16,896	519,768	18,643	5,764	1,698,704
Write offs	(2,054)	(2,463)	(93,827)	(4,069)	(2,153)	(238)	(5,871)	(110,675)
Depreciation	(26,161)	-	(321,324)	(12,446)	(622,428)	(3,989)	(3,744)	(990,092)
Balance on December 31, 2011	393,693	454,956	2,109,360	79,799	1,202,087	27,113	210	4,267,218
Additions	84,177	34,470	833,042	14,011	707,077	2,048	191	1,675,016
Write offs	(2,895)	(1,134)	(329,425)	(632)	(38,240)	(167)	(251)	(372,744)
Depreciation	(13,037)	-	(382,267)	(17,852)	(619,097)	(4,732)	(150)	(1,037,135)
Balance on December 31, 2012	461,938	488,292	2,230,710	75,326	1,251,827	24,262	-	4,532,355

(1)   Includes financial leasing of data processing systems.

     108     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1)	Total
Balance on December 31, 2010	723,526	1,909,831	1,839,491	921,963	17,277	5,412,088
Additions	-	1,865,043	854,170	189,285	31,480	2,939,978
Impairment (2)	-	(5,126)	-	-	-	(5,126)
Amortization	-	(705,659)	(342,992)	(81,315)	(277)	(1,130,243)
Balance on December 31, 2011	723,526	3,064,089	2,350,669	1,029,933	48,480	7,216,697
Additions (3)	-	889,395	1,132,576	-	545,558	2,567,529
Impairment (2)	-	(527,436)	-	-	-	(527,436)
Amortization	-	(839,529)	(544,553)	(82,377)	(34,666)	(1,501,125)
Balance on December 31, 2012	723,526	2,586,519	2,938,692	947,556	559,372	7,755,665

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%;

(2)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”; and

(3)      “Others” mainly refers to the 2016 Olympic Games sponsorship program.

Bradesco 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2012	2011
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2012 and in 2011.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 6.0% p.a. The forecast cash flows have been discounted at a rate of 11.5% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

31)  Other assets

	R$ thousand
	December 31
	2012	2011
Foreign exchange transactions (1)	11,457,810	9,809,493
Debtors for guarantee deposits (2)	10,833,701	9,320,671
Negotiation and intermediation of securities	4,049,634	2,461,429
Trade and credit receivables	2,938,833	2,786,998
Sundry borrowers	1,957,336	1,735,223
Interbank and interbranch receivables	1,703,536	1,609,214
Deferred selling expenses (insurance) – Note 36f	1,205,089	557,708
Income receivable	782,891	705,540
Prepaid expenses	531,344	520,205
Advances to the Credit Guarantee Fund - FGC	167,439	350,100
Others (3)	936,930	849,306
Total	36,564,543	30,705,887

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes several items that are basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

     110     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2012	2011
Demand deposits	727,647	583,017
Interbank deposits	382,474	519,786
Funding in the open market	175,530,009	149,940,436
Borrowings	8,111,102	17,257,442
Onlending	36,075,056	35,989,495
Total	220,826,288	204,290,176

33)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2012	2011
Demand deposits	37,684,126	32,535,978
Savings deposits	69,041,721	59,656,319
Time deposits	104,045,463	124,128,641
Total	210,771,310	216,320,938

34)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2012	2011
Instruments Issued – Brazil:
Mortgage notes	826,843	1,309,705
Real estate credit notes	4,229,511	2,143,931
Agribusiness notes	3,894,203	2,538,970
Financial notes	28,220,510	27,101,075
Subtotal	37,171,067	33,093,681
Securities and bonds – Abroad:
Euronotes (1)	10,761,614	4,470,662
Securities issued through securitization – (item (b))	3,619,412	4,066,626
Subtotal	14,381,026	8,537,288
Grand Total	51,552,093	41,630,969

 (1)   Issuance of securities in the foreign market for customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

Bradesco 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2012	2011
Securitization of the future flow of payment orders received from abroad	7.28.2004	305,400	8.20.2012	-	19,176
	6.11.2007	481,550	5.20.2014	168,411	272,016
	6.11.2007	481,550	5.20.2014	168,528	271,886
	12.20.2007	354,260	11.20.2014(1)	-	212,642
	12.20.2007	354,260	11.20.2014	150,878	212,642
	3.6.2008	836,000	5.22.2017	916,093	966,851
	12.19.2008	1,168,500	2.20.2019	1,077,558	966,503
	12.17.2009	133,673	11.20.2014	94,116	132,671
	12.17.2009	133,673	2.20.2017	135,413	144,328
	12.17.2009	89,115	2.20.2020	107,222	96,194
	8.20.2010	307,948	8.21.2017	338,938	337,844
	9.29.2010	170,530	8.21.2017	193,713	193,049
	11.16.2011	88,860	11.20.2018	106,418	96,459
	11.16.2011	133,290	11.22.2021	162,124	144,365
Total		5,038,609		3,619,412	4,066,626

(1) Securities settled in advance.

     112     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Subordinated debt

					R$ thousand
					December 31
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2012	2011
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.632% p.a.	-	2,707,250
				100.0% of CDI rate + (0.344% p.a.- 1.0817% p.a.)
2013	5	575,000	R$	IPCA + (7.74% p.a.- 8.1863% p.a.)	972,796	881,982
2014	6	1,000,000	R$	112.0% of CDI rate	1,554,254	1,419,811
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,028,459	1,774,656
2016	6	500	R$	IPCA + 7.1292% p.a.	734	647
				100.0% of CDI rate + 0.87% p.a.
2012 (2)	10	-	R$	101.5% of CDI rate	-	2,025,858
2019	10	20,000	R$	IPCA + 7.76% p.a.	31,240	27,398
Financial notes:
2012 (3)	5	-	R$	103.0% of CDI rate	-	1,638,758
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	131,214	117,388
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,179,820	9,009,410
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018 (4)	6	8,262,799	R$	105.0% to 112.0% of CDI rate	8,510,932	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	55,902	49,247
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	170,309	149,177
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a.	65,517	56,720
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019 (5)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,205,153	-
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	15,080	13,322
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020 (8)	8	28,556	R$	110.0% to 110.7% of CDI rate	30,354	-
2021	9	7,000	R$	111.0% of CDI rate	7,286	-
2012	10	-	R$	100.0% to 101.5% of CDI rate	-	606,852
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	22,117	19,669
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022 (6)	10	54,143	R$	110.0% to 111.3% of CDI rate	56,823	-
CDB pegged to loans:
2012 to 2016	2 to 5	6,017	R$	100% of CDI rate	6,751	7,900
Subtotal in Brazil					26,044,741	20,506,045

Bradesco 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Abroad:
2012 (3)	10	-	Yen	Rate of 4.05% p.a.	-	426,849
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,033,116	932,125
2014	10	801,927	Euro	Rate of 8.00% p.a.	612,924	552,418
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,552,158	1,439,617
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,334,521	3,053,037
2022 (8)	11	1,886,720	US$	Rate of 5.75% p.a.	2,274,254	-
Subtotal abroad					8,806,973	6,404,046

Overall total					34,851,714	26,910,091

(1)      Early settlement of subordinated debt amounting to R$461.505 thousand in February 2012 and subordinated debt operations that matured in November 2012;

(2)      Early settlement of subordinated debt amounting to R$1,065,699 thousand in February 2012, and subordinated debt operations amounting to R$570,470 thousand and R$994,000 thousand that matured in March and November 2012, respectively;

(3)      Subordinated debt operations that matured in April 2012;

(4)      Issue of financial notes, of which were issued as follows: (i) R$362,979 thousand in January 2012; (ii) R$2,030,486 thousand in February 2012; (iii) R$859,438 thousand in March 2012; (iv) R$789,635 thousand in April 2012; (v) R$3,926,706 thousand in May 2012; (vi) R$16,008 thousand in June 2012; (vii) R$56,300 thousand in July 2012; (viii) R$30,060 thousand in August 2012; (ix) R$36,825 thousand in September 2012; (x) R$128,927 thousand in October 2012; (xi) R$300 thousand in November 2012; and (xii) R$25,135 thousand in December 2012, maturing in 2018;

(5)      Issue of financial notes, of which were issued as follows: (i) R$23,633 thousand in July 2012; (ii) R$4,025 thousand in August 2012; (iii) R$922,816 thousand in October 2012; (iv) R$1,100,400 thousand in November 2012; and (v) R$1,066,700 thousand in December 2012, maturing in 2019;

(6)      Issue of financial notes, of which were issued as follows: (i) R$1,197 thousand in January 2012; (ii) R$820 thousand in February 2012; (iii) R$435 thousand in March 2012; (iv) R$2,400 thousand in April 2012; (v) R$11,000 thousand in May 2012; (vi) R$10,662 thousand in June 2012; (vii) R$748 thousand in July 2012; (viii) R$8,000 thousand in August 2012; (ix) R$7,223 thousand in September 2012; (x) R$10,600 thousand in October 2012; and (xi) R$1,058 thousand in December 2012, maturing in 2022;

(7)      In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, maturing in January 2022; and

(8)      Issue of financial bills, of which were issued as follows: (i) R$601 thousand in September 2012; R$5,000 thousand in October 2012; and R$901 thousand in December 2012, maturing in 2020.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

     114     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Current and long-term liabilities
Mathematical provision for benefits to be granted	825,848	709,016	93,323,469	77,842,317	94,149,317	78,551,333
Mathematical provision for benefits granted	174,118	137,848	5,946,678	5,397,832	6,120,796	5,535,680
IBNR (Incurred But Not Reported) provision	1,281,188	1,098,702	942,521	750,076	2,223,709	1,848,778
Provision for unearned premiums	2,072,355	1,966,745	187,868	158,927	2,260,223	2,125,672
Provision for insufficient contributions (4)	-	-	5,062,023	3,636,981	5,062,023	3,636,981
Provision for insurance claims to be settled	3,077,957	2,498,967	1,041,065	1,010,561	4,119,022	3,509,528
Provision for premium insufficiency	-	-	468,761	473,682	468,761	473,682
Provision for financial surplus	-	-	368,033	379,694	368,033	379,694
Provision for administrative expenses	-	-	118,885	98,794	118,885	98,794
Other provisions	2,950,297	1,646,016	927,654	1,306,163	3,877,951	2,952,179
Total provisions	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321

(1) “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2) Includes personal insurance and pension plans;

(3) “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to be settled”, “Reserve for risk fluctuation”, “Reserve for benefits to be settled” and “Additional premiums reserve;” and

(4) The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, 1.5% p.a. improvement, considering males separated from females, who have a longer life expectancy, and an interest rate of 3.5% p.a. (2011 - 4.0% p.a.). For disability plans, the provision is also actuarially calculated according to the biometric AT-49 male table and the 3.5% p.a. interest rate (2011 - 4.0% p.a.).

Bradesco 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Health	5,650,060	4,020,463	-	-	5,650,060	4,020,463
Auto / Liability Insurance	2,696,872	2,473,454	-	-	2,696,872	2,473,454
DPVAT (Personal Injury Caused by Automotive Vehicles)	154,703	116,405	341,040	282,057	495,743	398,462
Life	-	-	4,433,645	4,001,258	4,433,645	4,001,258
Elementary lines (property/casualty)	1,880,128	1,446,972	-	-	1,880,128	1,446,972
Free Benefits Generating Plan - PGBL	-	-	20,608,501	15,457,576	20,608,501	15,457,576
Free Benefits Generating Life - VGBL	-	-	65,486,891	53,175,712	65,486,891	53,175,712
Traditional plans	-	-	17,516,880	18,138,424	17,516,880	18,138,424
Total technical provisions	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2012	2011
Insurance – Vehicle, Elementary Lines, Life and Health	15,156,448	11,940,567
Insurance – Life with Survival Coverage (VGBL)	65,486,891	53,175,712
Pensions – PGBL and Traditional Plans	32,808,220	29,396,716
Pensions – Risk Traditional Plans	5,317,161	4,599,326
Total	118,768,720	99,112,321

     116     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	16,539,893	14,336,364
(-) DPVAT insurance and retrocession	(397,032)	(294,453)
Subtotal at beginning of year	16,142,861	14,041,911
Additions	16,490,074	12,621,069
Reversals	(82,710)	(553,904)
Insurance losses paid	(13,151,150)	(10,463,886)
Changes in estimate of reported insurance losses	(145,610)	(41,745)
Monetary restatement and interest	732,735	539,416
Subtotal at end of year	19,986,200	16,142,861
(+) DPVAT insurance and retrocession	487,409	397,032
Total at Year-End	20,473,609	16,539,893

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	53,175,712	42,729,705
Receipt of premiums net of fees	17,469,175	14,599,241
Payment of benefits	(8,495)	(8,313)
Payment of redemptions	(9,155,922)	(7,764,952)
Monetary restatement and interest	4,359,943	3,652,071
Others	(353,522)	(32,040)
Total at Year-End	65,486,891	53,175,712

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	29,396,716	26,426,977
Receipt of contributions net of fees	2,093,058	1,954,865
Payment of benefits	(394,260)	(398,565)
Payment of redemptions	(1,276,002)	(1,164,597)
Monetary restatement and interest	2,690,842	2,276,707
Others	297,866	301,329
Total at Year-End	32,808,220	29,396,716

Bradesco 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Total technical reserves	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321
(-) Loading on insurance sales – guarantee extension	(34,822)	-	-	-	(34,822)	-
(-) Portion corresponding to contracted reinsurance	(865,364)	(652,686)	(9,730)	(8,490)	(875,094)	(661,176)
(-) Deposits retained at IRB and court deposits	(23,484)	(23,102)	(59,436)	(68,703)	(82,920)	(91,805)
(-) Receivables	(744,265)	(772,878)	-	-	(744,265)	(772,878)
(-) Reserves from DPVAT agreements	(148,167)	(109,339)	(338,049)	(278,503)	(486,216)	(387,842)
To be insured	8,565,661	6,499,289	107,979,742	90,699,331	116,545,403	97,198,620
Investment fund quotas (VGBL and PGBL) (1)	-	-	82,964,196	68,233,216	82,964,196	68,233,216
Investment fund quotas (excluding VGBL and PGBL)	2,452,379	6,903,381	13,297,804	16,372,406	15,750,183	23,275,787
Government securities	6,691,646	-	10,174,124	4,660,749	16,865,770	4,660,749
Private securities	105,188	86,803	212,432	569,495	317,620	656,298
Shares	4,710	2,802	1,504,244	1,280,110	1,508,954	1,282,912
Total guarantees of technical reserves	9,253,923	6,992,986	108,152,800	91,115,976	117,406,723	98,108,962

(1)  The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

     118     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	557,708	417,427
Additions	4,768,137	4,504,935
Reversals	(4,120,756)	(4,364,654)
Total at Year-End	1,205,089	557,708

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	695,145	646,894
Additions	331,451	196,532
Reversals	(5,623)	(25,671)
Recovered insurance losses	(152,011)	(127,325)
Adjustment of inflation and interest	21,223	25,044
Others	(1,644)	(20,329)
Total at Year-End	888,541	695,145

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the carrying amounts.

Bradesco 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	1,931,580	1,612,902	1,600,766	1,102,364	2,015,921	2,387,075	2,626,356	3,134,409	16,411,373
Payments of claims	(1,848,126)	(1,573,900)	(1,546,892)	(939,066)	(1,922,031)	(2,233,492)	(2,357,361)	(2,259,226)	(14,680,094)
Outstanding Claims	83,454	39,002	53,874	163,298	93,890	153,583	268,995	875,183	1,731,279

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	-	-	-	-	-	-	-
• Seven years after notification	1,693,860	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	1,693,860	1,437,203	1,392,108	850,115	1,769,942	2,232,926	2,417,095	2,804,706	14,597,955
Payments of claims	(1,651,168)	(1,408,297)	(1,361,176)	(800,019)	(1,702,283)	(2,131,378)	(2,236,218)	(2,192,207)	(13,482,746)
Outstanding Claims	42,692	28,906	30,932	50,096	67,659	101,548	180,877	612,499	1,115,209

     120     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	592,756	687,464	761,747	856,558	1,048,284	1,058,063	-
• One year after notification	778,352	608,403	591,752	696,812	780,007	861,234	1,057,954	-	-
• Two years after notification	755,274	590,246	594,548	708,354	793,788	871,178	-	-	-
• Three years after notification	747,555	586,480	592,715	704,748	786,963	-	-	-	-
• Four years after notification	738,165	590,823	593,654	703,871	-	-	-	-	-
• Five years after notification	738,659	583,930	590,594	-	-	-	-	-	-
• Six years after notification	734,144	580,295	-	-	-	-	-	-	-
• Seven years after notification	726,053	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	726,053	580,295	590,594	703,871	786,963	871,178	1,057,954	1,058,063	6,374,971
Payments of claims	(691,644)	(528,535)	(526,706)	(636,124)	(695,312)	(744,408)	(900,129)	(805,666)	(5,528,524)
Outstanding Claims	34,409	51,760	63,888	67,747	91,651	126,770	157,825	252,397	846,447

Life – Insurance claims, net reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	816,154	623,675	569,701	684,770	751,864	855,545	1,045,639	1,053,267	-
• One year after notification	778,251	607,198	569,881	693,977	769,993	860,306	1,056,090	-	-
• Two years after notification	755,173	589,042	572,675	705,518	783,643	869,879	-	-	-
• Three years after notification	747,454	585,275	570,813	701,913	776,784	-	-	-	-
• Four years after notification	738,064	589,619	571,776	701,035	-	-	-	-	-
• Five years after notification	738,558	582,725	568,688	-	-	-	-	-	-
• Six years after notification	734,043	579,091	-	-	-	-	-	-	-
• Seven years after notification	725,952	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	725,952	579,091	568,688	701,035	776,784	869,879	1,056,090	1,053,267	6,330,786
Payments of claims	(691,543)	(527,331)	(505,174)	(633,288)	(687,323)	(743,479)	(898,265)	(800,983)	(5,487,386)
Outstanding Claims	34,409	51,760	63,514	67,747	89,461	126,400	157,825	252,284	843,400

(1)      The claims table does not include the products Health insurance – R$ 1,266,195   thousand,  DPVAT insurance – R$ 253,276  thousand and Retrocession – R$ 21,825  thousand.

Bradesco 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Supplemental pension plans

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions to be invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Contributions to the PGBL plan in 2012 totaled R$ 590,907 thousand (2011 - R$ 566,724 thousand and 2010 - R$ 379,486 thousand).

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Bando do Estado do Ceará - Cabec.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BBI and Alvorada CCFI. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

In 2012, according to IAS 19 – Employee Benefit, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

     122     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2012	2011
(i) Projected benefit obligations:
At the beginning of the year	999,483	902,105
Cost of current service	(370)	(296)
Interest cost	102,939	93,639
Participant’s contribution	1,548	3,518
Actuarial loss	366,194	75,089
Benefit paid	(80,189)	(74,572)
At the end of the year	1,389,605	999,483

(ii) Plan assets comprise:
At the beginning of the year	1,032,853	970,894
Expected returns	176,505	126,965
Contributions received:
Employer	6,871	6,048
Employees	1,548	3,518
Benefits paid	(80,189)	(74,572)
At the end of the year	1,137,588	1,032,853

(iii) Financial position:
Plans in deficit	(252,017)	(88,671)
Plans in surplus	-	122,041
Net balance	(252,017)	33,370

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2012	2011	2010
Projected benefit obligations:
Cost of service	(370)	(704)	1,584
Cost of interest on actuarial obligations	102,939	49,694	44,458
Expected returns from the assets of the plan	(106,983)	(42,814)	(40,760)
Net periodic cost/ (benefit)	(4,414)	6,176	5,282

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2012 and 2011 for our subsidiaries Alvorada, BBI, and Alvorada CCFI plans, were determined using the following assumptions:

Bradesco 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	December 31
	2012	2011
Discount rate (1)	8.7%	10.5%
Expected long-term rate of return on the assets	8.7%	10.5%
Increase in salary levels	4.5%	7.6%

(1)    In 2012, considering an inflation rate of 4.5% p.a. and a real discount rate of 4.0% p a. (2011 - 6.0% p a.).

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of our subsidiaries Alvorada, BBI and Alvorada CCFI, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Alvorada CCFI Plan
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Asset categories
Marketable equity securities	-	-	10.3%	9.9%	-	-
Public and private securities	86.9%	86.4%	85.3%	85.4%	-	-
Mutual funds	6.2%	6.5%	0.7%	0.8%	94.5%	95.2%
Properties	5.2%	5.5%	-	-	3.4%	2.7%
Other	1.7%	1.6%	3.7%	3.9%	2.1%	2.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

     124     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the consolidated financial statements although there are ongoing proceedings with good prospects of success, such as: a) Social Integration Program (PIS), claiming the restitution via offset of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law number 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is in question, and may lead to the reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party in judicial proceedings of a labor, civil and tax related nature in the normal course of its activities.

Provisions were made on the basis of opinions from legal advisors, the nature of legal actions, their similarity with previous cases, their complexity, and the courts' previous positions, whenever losing a case was rated as "probable".

The Management understands that the accrued provision is sufficient to cover any losses arising from the related proceedings.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims from former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees of the Organization do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the monthly minimum wages salaries and are not events that cause a significant impact on the consolidated financial position of the Organization.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Organization complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Bradesco 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up currently in progress.

c)      Tax and social security obligations

The Organization is disputing in court the legality and constitutionality of certain taxes and contributions, which mainly relate to:

- Cofins – R$ 7,863,875 thousand (2011 – R$ 6,345,973 thousand): a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers – R$ 1,140,796 thousand (2011 – R$ 1,004,092 thousand): we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- IRPJ/Loan Losses – R$ 797,811 thousand (2011 – R$ 703,568 thousand): we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- CSLL – Deductibility on the IRPJ calculation basis – R$ 684,739 thousand (2011 – R$ 607,405 thousand) : we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$ 302,089 thousand (2011 – R$ 293,267 thousand): we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

     126     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2010	1,578,688	2,657,620	9,091,558
Balance acquired	78	110,273	7,785
Indexation charges	206,514	380,323	997,466
Additions, net of reversals	1,026,420	635,778	2,288,447
Payments	(500,540)	(445,594)	(108,366)
Balance on December 31, 2011	2,311,160	3,338,400	12,276,890
Indexation charges	263,625	430,212	842,563
Additions, net of reversals	509,846	461,101	1,747,270
Payments	(593,374)	(514,001)	(26,499)
Balance on December 31, 2012	2,491,257	3,715,712	14,840,224

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss as possible. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies‟ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$ 1,132,804 thousand (2011 – R$ 517,667 thousand). In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) 2006-2009 income tax and social contribution, relating to the goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 711,431 thousand (2011 – R$ 372,323 thousand); and c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 469,337 thousand; and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$ 226,145 thousand.

Bradesco 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Other liabilities

	R$ thousand
	December 31
	2012	2011
Financial liabilities
Credit card transactions (1)	14,848,920	12,678,343
Foreign exchange transactions (2)	11,418,508	9,358,759
Negotiation and intermediation of securities	5,485,497	2,556,805
Liabilities for acquisition of assets – financial leasing (39 a)	858,258	767,356
Capitalization bonds	5,448,701	4,571,294

Other liabilities
Third party funds in transit (3)	5,561,157	4,528,562
Provision for payments	5,053,153	4,129,922
Corporate and statutory obligations	2,489,162	2,352,511
Liabilities for acquisition of assets and rights	2,008,253	2,103,213
Sundry creditors	2,454,444	2,091,235
Other taxes payable	1,107,665	562,708
Others	4,793,496	5,060,449
Total	61,527,214	50,761,157

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leasing

	R$ thousand
	December 31
	2012	2011
Due within one year	365,302	337,614
From 1 to 2 years	226,680	241,872
From 2 to 3 years	164,463	118,508
From 3 to 4 years	81,091	62,043
From 4 to 5 years	20,722	7,319
Total	858,258	767,356

Total non-cancellable minimum future payments from operational lease at December 31, 2012 are        R$ 3,640,839 thousand, of which R$ 515,521 thousand is due within 1 year, R$ 1,736,428 thousand between 1-5 years and R$ 1,388,890 thousand with more than 5 years.

     128     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2012	2011
Ordinary	1,912,397,390	1,912,397,390
Preferred	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581
In treasury (ordinary)	(2,635,100)	(2,487,000)
In treasury (preferred)	(4,786,700)	(4,466,400)
Total outstanding	3,817,372,781	3,817,841,181

ii.   Changes in capital stock, in number of shares

	Ordinary	Preferred	Total
Number of shares outstanding on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of shares outstanding on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(148,100)	(320,300)	(468,400)
Number of shares outstanding on December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that it is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure was adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

The Special General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, thus raising it from R$ 30,000,000 thousand to R$ 30,100,000 thousand, by using part of the balance of the "Capital Reserve and Profit Reserve - Legal" accounts without issuing shares. The process was ratified by the Brazilian Central Bank on March 18, 2011.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

Bradesco 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations, may be fully formed of 100% of net income remaining after statutory allocations by proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, up to the limit of 95% of the Organization’s paid-in capital share amount.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2012 the Organization distributed dividends (including interest on equity) of R$ 3,894,998 thousand, being attributed to the shareholders, the amount per share of R$ 0.97 to the ordinary shares and R$ 1.07 to the preferred shares (2011 - R$ 3,740,410 thousand, of which R$ 0.93 to the ordinary shares and R$ 1.03 to the preferred shares, and 2010 - R$ 3,369,083 thousand, of which R$ 0.85 to the ordinary shares and R$ 0.94 to the preferred shares).

     130     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Transactions with related parties

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop the potential of children and youngsters by means of schools in needy regions.

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2012	2011
Assets
Loans and advances to banks	107,150	246,220
Crediare S.A. Crédito Financiamento e Investimento	107,150	246,220
Other assets	10,280	10,152
Cia. Brasileira de Soluções e Serviços - Alelo	10,280	8,772
Crediare S.A. Crédito Financiamento e Investimento	-	1,380
Liabilities and Equity
Deposits from customers	(208,378)	(242,756)
Cidade de Deus Companhia Comercial de Participações	(24,982)	(45,207)
Key Management Personnel	(156,160)	(175,185)
Others associates	(27,236)	(22,364)
Funds from securities issued	(749,315)	(687,118)
Cia. Brasileira de Soluções e Serviços - Alelo	(103,999)	(61,408)
Brasileira de Meios de Pagamento – (“Cielo”)	(18,427)	(40,606)
Key Management Personnel	(608,260)	(578,597)
Others associates	(18,629)	(6,507)
Subordinated debt	(698)	(65,333)
Cidade de Deus Companhia Comercial de Participações	-	(26,625)
Fundação Bradesco	(698)	(38,708)
Corporate and statutory obligations	(735,902)	(775,636)
Cidade de Deus Companhia Comercial de Participações	(541,990)	(571,254)
Fundação Bradesco	(193,912)	(204,382)
Other liabilities	(8,027)	(10,566)
Fidelity Processadora e Serviços S.A.	(8,027)	(10,566)

Bradesco 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2012	2011	2010
Revenues and expenses
Net Interest income	(64,015)	(81,358)	(74,682)
Crediare S.A. Crédito Financiamento e Investimento	10,023	22,840	14,322
Cidade de Deus Companhia Comercial de Participações	(207)	(9,338)	(10,281)
Fundação Bradesco	(1,625)	(6,519)	(6,980)
Key Management Personnel	(63,296)	(76,213)	(63,926)
Others associates	(8,910)	(12,128)	(7,817)
Net gain with derivative financial instruments	-	5	1,667
Crediare S.A. Crédito Financiamento e Investimento	-	5	1,667
Other revenues	39,501	34,053	13,857
Cia. Brasileira de Soluções e Serviços - Alelo	39,501	34,053	13,857
Other expenses	(117,222)	(108,932)	(204,044)
Fidelity Processadora e Serviços S.A.	(115,403)	(108,584)	(182,027)
CPM Braxis S.A. – Associates	-	-	(21,400)
Others associates	(1,819)	(348)	(617)

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Organization.

For 2012, a maximum amount of R$ 344,400 thousand (2011 - R$ 364,100 thousand) was determined for remuneration of the Management (salaries and bonuses) and R$ 334,000 thousand (2011 - R$ 344,800 thousand) to cover the cost of the defined contribution supplemental pension plans. In 2012, Bradesco established that 50% of the Management variable compensation must be destined to the Management acquires the shares of Bradesco, which will be unlocked for trading in three equal, annual and successive installments, the first of which matures in the year following the payment date.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2012	2011	2010
Salaries	336,912	351,933	243,682
INSS contributions	75,510	78,881	54,608
Total	412,422	430,814	298,290

     132     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2012	2011	2010
Defined contribution supplementary pension plans	324,132	339,078	223,832
Total	324,132	339,078	223,832

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   According to applicable legislation, financial institutions may not grant loans or advances to:

(i)      Executive Officers and members of the advisory board and of the Board of Directors, of the statutory audit board and of similar bodies, as well as their respective spouses and relatives up to the 2nd degree;

(ii)     Individuals or legal entities that own more than 10% of capital; and

(iii)    Legal entities in which the institution or its directors and managers as well as their respective spouses and relatives up to the 2nd degree own more than 10% of capital.

Thus no loans or advances are made by the financial institutions to any subsidiary or to members of the Board of Directors or of the Executive Board and their families.

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2012	2011
Ordinary shares	0.73%	0.74%
Preferred shares	1.00%	1.03%
Total shares (1)	0.86%	0.89%

(1)  In 2012, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.05% of ordinary shares, 1.05% of preferred shares and 2.05% of all shares (2011 - 3.15% of ordinary shares, 1.09% of preferred shares and 2.12% of all shares).

Bradesco 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2012	2011
Commitments to extend credit (1)	142,167,642	130,662,726
Financial guarantees (2)	59,910,682	48,479,357
Letters of credit for imports	1,609,757	1,700,341
Total	203,688,081	180,842,424

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer before a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as in other credit operations.

43)  Recent Acquisitions

In 2011, at an auction sale held by BM&FBOVESPA, the Organization acquired a controlling interest in Banco do Estado do Rio de Janeiro S.A. (BERJ). The transaction involved the purchase of 96.99% of common shares and 95.21% of preferred shares representing 96.23% of BERJ's share capital. The acquisition date was in November 2011, date of approval by the Central Bank of Brazil, at the value of R$ 1,134,657 thousand where, R$ 200,446 thousand was paid in cash, R$ 905,475 thousand to be paid at a future date (included in “Other liabilities”) and R$ 28,736 thousand in public securities, whose fair value on the transaction date was to R$ 14,368 thousand. In 2012, we acquired from non-controlling shareholders their remaining stake for R$ 50,616 thousand in cash. We then held 100% of BERJ’s share capital, whose effect was treated as capital transaction.

     134     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized fair values of the assets acquired and liabilities assumed for these acquisitions at the date of acquisition:

R$ thousand
2011
BERJ
Cash and cash equivalents	138
Financial assets	301,647
Other assets	1,723,879
Other liabilities	(499,392)
Fair value of net assets acquired	1,526,272
Total cost of acquisitions	1,120,289
Bargain purchase gain	(405,983)

Regarding the bargain purchase gain, calculated in the acquisition of BERJ, mainly due to tax credits, the Organization assessed, identified and recognized all assets acquired and liabilities assumed. The bargain purchase gain on acquisition was recognized in the consolidated statement of income in “Other operating income/(expenses)” during the year 2011.

The total consideration given for the acquisition was as following:

R$ thousand
2011
BERJ
Cash payment	200,446
Amounts payable	905,475
Government securities, at fair value	14,368
Total cost of acquisitions	1,120,289

These acquisition was consolidated from the date that the majority control was acquired.

44)  Standards and interpretations of standards that are not yet effective

a)   Standards  and interpretations of existing standards that are not yet effective and have not been adopted in advance by the Organization

•         IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two classifications: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•       Change in IAS 19 – Employee Benefits – This change requires an elimination of the alternative of using the “corridor” method and required every movimentation to be booked in Other comprehensive income.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing a new concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns.

Bradesco 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The new standard will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments using the equity method of accounting.

•       IFRS 12 - Disclosure of interests in other entities - includes new requirements for disclosing all forms of investments in other entities, including joint arrangements, affiliates, and special-purpose entities, in which an entity is involved. The aim is to enable readers of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, exposure to risk arising from involvement with unconsolidated structured entities and involvement of non-controlling interests in the activities of the consolidated entities.

•       IFRS 13 - Fair-Value Measurement - defines fair value and provides guidance on determining fair value and requires disclosures about its measurement, thus making disclosures more consistent and less complex.

These requirements are to become applicable as of January 1, 2013, except for IFRS 9, which will apply from 1 January 2015.

Management of the Organization analyzed the accounting standards described above, considering its current operations, and expects that there are no significant impacts upon the adoption of these standards.

45)  Subsequent events

The Special General Meeting held on March 11, 2013 decided to increase share capital by R$ 8,000,000 thousand, thus raising it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, with 10% bonus shares.

     136     IFRS – International Financial Reporting Standards – December 2012

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer
Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department
Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.